CHEMED CORPORATION

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PE. 12/31/01

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2001 ANNUAL REPORT

CHEMED

Chemed Corporation, headquartered in Cincinnati, offers essential repair and maintenance services to home owners and businesses through two subsidiaries, as well as home healthcare services through a third subsidiary. Chemed Capital Stock is publicly traded on the New York Stock Exchange under the symbol CHE.

ROTO-ROOTER®

Roto-Rooter Inc. is North America's largest provider of plumbing repair and drain cleaning services. Through its network of company operations, independent contractors, and franchisees, Roto-Rooter serves residential and commercial customers in the United States, Canada, and a growing number of countries around the world.

SERVICE AMERICA™

Service America provides major-appliance and heating, ventilating, and air-conditioning (HVAC) repair services to contract customers in Florida and Arizona and is expanding its presence in the retail repair, replacement, and maintenance market as well.

patient care inc.

Patient Care delivers home healthcare services, focusing on personal care provided by its staff of professionally trained home health aides. A major force in the New York, New Jersey, and Connecticut markets and with operations in the South and Midwest, Patient Care is among the largest homecare providers in the United States.

Contents

Financial Summary

Chemed Corporation and Subsidiary Companies

For the Years Ended December 31,	**2001**	2000	1999	1998	1997
Service Revenues and Sales from Continuing Operations	**$477,116,000**	$492,393,000	$445,599,000	$381,283,000	$341,729,000
Income/(Loss) from Continuing Operations (a)	**$(6,701,000)**	$20,727,000	$19,654,000	$19,909,000	$17,077,000
Net Income/(Loss) (b)	**$(10,375,000)**	$20,584,000	$19,696,000	$19,909,000	$30,237,000
Pro Forma Income from Continuing Operations (c)	**$11,605,000**	$18,466,000	$16,694,000	$11,964,000	$9,425,000
Earnings Per Share					
Income/(Loss) from Continuing Operations (a)	**$(.69)**	$2.11	$1.88	$1.98	$1.72
Net Income/(Loss) (b)	**$(1.07)**	$2.09	$1.88	$1.98	$3.04
Pro Forma Income from Continuing Operations (c)	**$1.19**	$1.88	$1.59	$1.19	$.95
Average Number of Shares Outstanding	**9,714,000**	9,833,000	10,470,000	10,058,000	9,940,000
Dividends Per Share	**$.44**	$.40	$2.12	$2.12	$2.09
Number of Shareholders	**3,686**	3,850	4,864	5,271	5,365
Number of Employees	**7,595**	7,544	7,770	7,671	6,849

(a) Amounts for the years 2001 through 1997 include aftertax capital gains from the sales of investments of $703,000 ($.07 per share), $2,261,000 ($.23 per share), $2,960,000 ($.29 per share), $7,945,000 ($.79 per share), and $7,652,000 ($.77 per share), respectively.

(b) Amounts for the years 2001 through 1999 include losses from discontinued operations of $1,973,000 ($.20 per share) and $143,000 ($.02 per share) and income from discontinued operations of $42,000 (nil per share), respectively. Amounts for 1997 include discontinued operations of $13,160,000 ($1.32 per share). Amounts for 2001 also include an extraordinary loss of $1,701,000 ($.18 per share) from the extinguishment of debt.

(c) Pro forma amounts exclude aftertax restructuring and similar expenses and other charges of $19,009,000 ($1.95 per share) in 2001. Amounts for all periods exclude capital gains discussed in note (a).

Business Highlights

- Roto-Rooter Inc. achieved revenues of $269.4 million in 2001, the second highest in its history after revenues of $281.1 million in 2000. International master franchise licenses were sold in Mexico, Malaysia, and Spain.
- Service America centralized its call center, combining customer service representatives, dispatchers, telemarketers, and purchasing agents in one location in order to enhance customer service and operating efficiencies.
- Patient Care Inc.'s net income for 2001 was $526,000 versus $2.1 million for 2000. On a pro forma basis, however, Patient Care achieved a 24% increase in earnings on revenue growth of 3%.

To Our Fellow Shareholders

No doubt about it: 2001 was a tough year. Our flagship Roto-Rooter subsidiary particularly felt the pinch of the weak economy as customers deferred optional plumbing projects or took them on as do-it-yourselfers, and noncore HVAC businesses struggled. Likewise, Service America experienced a shortfall in retail sales as customers put off more economically sensitive purchases of new air conditioners and major appliances, along with duct cleaning and other demand repair services. Patient Care, however, having suffered from industry-wide reimbursement issues during the past few years, emerged from 2001 with a strong operating performance.

As 2001 progressed, we carefully analyzed our businesses and identified opportunities to streamline Chemed and optimize operations. We discontinued the Cadre Computer Resources subsidiary and announced an important restructuring effort which, when fully implemented, should result in significant savings and enhanced profitability.

Financial Results

For the year ended December 31, 2001, Chemed recorded a net loss of $1.07 per share, which included $1.95 per share in aftertax restructuring and similar expenses and other charges, a loss of $.20 per share from discontinued operations, an extraordinary loss of $.18 per share in debt prepayment penalties, and capital gains from sales of investments of $.07 per share. Net income of $2.09 per share in 2000 included capital gains of $.23 per share and a loss from discontinued operations of $.02 per share. On a pro forma basis excluding capital gains and restructuring and similar expenses and other charges, Chemed's earnings from continuing operations were $1.19 per share for 2001 as compared with $1.88 per share in 2000.

Service revenues and sales from continuing operations for 2001 were $477.1 million, 3% below 2000's $492.4 million. For 2001, earnings before capital gains, interest, taxes, depreciation, and amortization (EBITDA) were $30.6 million versus EBITDA of $59.2 million for 2000, and for 2001, EBITDA represented 6% of revenues. Pro forma EBITDA for 2001 amounted to $48.0 million, or 10% of revenues.

Operations

Roto-Rooter's revenues in 2001 of $269.4 million were 4% below prior year, primarily due to revenue shortfalls in Roto-Rooter's plumbing and HVAC businesses. The resulting negative leverage caused a 4.4 percentage point decline (2.6 percentage points on a pro forma basis) in the gross margin, while net income declined to $3.4 million in 2001 versus $20.0 million in 2000. On a pro forma basis, Roto-Rooter's income for 2001 amounted to $13.8 million as compared with $20.0 million in 2000.

As the economy improves, we expect Roto-Rooter's revenues will improve. We are redoubling efforts to upgrade customer service and to improve the compensation opportunity for Roto-Rooter technicians. We've initiated sales and marketing efforts, including specific programs to gain commercial business. We've been increasing service force staffing, a key driver of revenue growth. We will continue to maintain tight expense controls at all levels, and the restructuring of noncore HVAC and non-Roto-Rooter-branded plumbing operations should position Roto-Rooter for improved results in the year ahead.

For 2001, Service America recorded a net loss of $686,000

Chemed Corporation Revenues from Continuing Operations (000s)
Average Annual Growth: 18%


$104,638
$136,428
$240,994
$270,449
$301,213
$341,729
$380,283
$445,599
$492,393
$477,116
92
93
94
95
96
97
98
99
00
01

Chemed Corporation Operating Profit from Continuing Operations* (000s)
Average Annual Growth: 13%


$10,467
$13,562
$17,904
$19,963
$23,802
$26,240
$27,839
$35,146
$42,236
$32,144
92
93
94
95
96
97
98
99
00
01

*Before restructuring and similar expenses and other charges.

versus net income of $1.1 million in 2000. On a pro forma basis, Service America's earnings of $1.0 million in 2001 compare with $1.1 million in 2000. Service America is beginning to see the benefits of centralization projects and ongoing efforts to eliminate less-profitable contracts. Service America expects both service improvements and cost efficiencies from its centralized call center, dispatch, distribution, and purchasing operations. These improvements and efficiencies, along with marketing targeted toward retail sales and commercial accounts, should stabilize the contract base, boost retail revenues, and lead to future growth.

Patient Care's net income of $526,000 in 2001 compares with net income of $2.1 million for 2000. Pro forma earnings grew 24%, to $2.6 million, in 2001 on revenue growth of 3%, to $141.4 million, as compared with earnings and revenues in 2000. Patient Care achieved these results through its continued focus on high-quality relationships with large referral sources and by providing supplemental staffing to meet increasing demand—particularly from Medicare agencies and assisted-living facilities—for healthcare personnel. Patient Care also benefited from improved Medicare reimbursements.

Restructuring for Future Growth

We entered 2001 with high expectations, having achieved two years of substantial growth led by outstanding results at Roto-Rooter. As growth plateaued during the year, we reexamined every operation for opportunities and began implementing corporate-wide restructuring initiatives. While these initiatives created substantial aftertax charges, they provided the freedom to move forward unencumbered by noncore and underperforming businesses. Additionally, the prepayment and refinancing of our debt enabled us to take advantage of attractive interest rates.

The restructuring and similar expenses and other charges comprise primarily write-offs associated with exiting unprofitable businesses, costs of restructuring long-term stock incentives, severance costs, and other nonrecurring charges. Annual



Kevin J. McNamara (left), President & Chief Executive Officer, and Edward L. Hutton, Chairman

savings expected from the implementation of these initiatives and the debt refinancing are estimated at $4 million to $5 million after taxes.

The restructuring process has been carefully considered, and while not an easy one, the process has created a leaner Chemed poised for future growth. We are already enjoying benefits from a number of these initiatives and expect an improved year because of them. We remain vigilant in seeking other opportunities to cut costs, optimize operations, and increase efficiency in 2002.

Outlook

Chemed is now positioned for substantial ongoing savings and renewed growth. We are optimistic that our subsidiaries have the right plans in place to grow their businesses and profitability, any further deterioration in economic conditions notwithstanding. In the long term, each of our subsidiaries provides services that home owners, families, and businesses require, and we believe that by providing high quality and solid value, our businesses should prosper in the years ahead.

Kevin J. McNamara
President &
Chief Executive Officer

Edward L. Hutton
Chairman

Chemed Corporate Management



(Front row, left - right) Edward L. Hutton, Chairman; Kevin J. McNamara, President & Chief Executive Officer; (center row, l-r) Sandra E. Laney, Executive Vice President & Chief Administrative Officer; Timothy S. O'Toole, Executive Vice President & Treasurer; Spencer S. Lee, Executive Vice President; Rick L. Arquilla, President & Chief Executive Officer of Roto-Rooter Services Company; John M. Mount, Vice President; (back row, l-r) Arthur V. Tucker, Jr., Vice President & Controller; Thomas C. Hutton, Vice President; David G. Sparks, Vice President; David J. Lohbeck, Vice President; (not pictured) Naomi C. Dallob, Vice President & Secretary

Roto-Rooter Inc.

Principal Services & Products

- Plumbing
- Sewer, drain & pipe cleaning
- Drain cleaning equipment
- Drain care products

Principal Markets

- Residential
- Industrial
- Business/Commercial
- Municipal



Commercial customers appreciate Roto-Rooter's preventive maintenance plans, which can cost less than emergency service. Roto-Rooter benefits from predictable service requirements and a sustained revenue stream.

The Roto-Rooter system operates through an extensive network of more than 100 company-owned branches and independent contractors and 500 franchisees. This makes Roto-Rooter the largest provider of plumbing and drain cleaning services in North America. The total Roto-Rooter system offers services to more than 90% of the U.S. population and approximately 55% of the Canadian population.

Roto-Rooter revenues in 2001 aggregated $269.4 million, 4% below revenues in 2000. This revenue decline was primarily the result of softening demand for discretionary plumbing services during the year, as well as a management decision to exit the HVAC market.

Roto-Rooter Inc.
Operating Profit from Continuing Operations*
(000s)
Average Annual Growth: 13%


$8,626
$9,854
$12,071
$13,134
$15,707
$17,256
$19,244
$26,310
$36,637
$25,725
92 93 94 95 96 97 98 99 00 01

*Before restructuring and similar expenses and other charges.

Revenues from plumbing services totaled $111.0 million in 2001, 5% below revenues in 2000. This decline compares with double-digit plumbing revenue growth generated in 1999 and 2000. Plumbing demand slowed in 2001 with the economy, as commercial and residential customers deferred optional plumbing services during the year.

HVAC revenues declined 26% in 2001, as the company executed its strategy of exiting the unprofitable HVAC operations. Total HVAC revenues amounted to $9.9 million during the year.

Sewer and drain services are considered more recession-resistant than certain plumbing services. As a result, Roto-Rooter's sewer and drain cleaning revenues for 2001 approximated the revenues generated in 2000 and totaled $115.9 million for the year.

Roto-Rooter continues to increase brand recognition in terms of quality and service levels relative to its competition. In this regard, Roto-Rooter strives for innovative and cost-effective ways to place the Roto-Rooter brand in front of consumers. In 2001, Roto-Rooter expanded the use of its new toll-free number, 1-800-*GET-ROTO,* continued a national advertising campaign, and sponsored a car in the NASCAR Winston West series. In 2002, Roto-Rooter will sponsor a truck in the NASCAR Craftsman® Truck series with excellent exposure on the ESPN television network.


Call Roto-Rooter
that's the name
and away go troubles down the drain.

Growth in 2002 and beyond will be generated through increased consumer awareness of the Roto-Rooter brand and the associated high level of quality and customer satisfaction Roto-Rooter brings to all of its services.

Service America Systems Inc.

Principal Services & Products

- Service contracts for HVAC & major-appliance repair, minor plumbing & electrical repairs
- Retail maintenance & repair services for major appliances & HVAC systems
- Air conditioner & major-appliance sales
- Duct cleaning

Principal Markets

- Retirees
- Absentee home owners
- Dual-income households
- Condominium & home owners' associations

Service America provides service contracts to more than 140,000 home and business owners who don't want to risk a financial burden for repairs to their air conditioning systems and major appliances. In addition, Service America provides retail sales and service not covered by a contract, a major opportunity for revenue growth.

Service America's ultimate goal is to grow its higher-margin retail business to 50% of total revenues over the long term, while cultivating a profitable contract base. The contract base is the best source of retail sales leads for the company. Thus, Service America will work to maintain and grow its contract base by improving its renewal rate, as well as by attracting new service contract customers. To do this, Service America is focusing on improving service levels, soliciting large accounts, increasing response times with its new centralized call center, and expanding its successful preventive maintenance program.


CRAFTSMAN
ROTO-ROOTER
SILVERADO

Roto-Rooter is sponsoring NASCAR driver Steve Portenga in the NASCAR Craftsman® Truck Series. NASCAR is America's fastest-growing spectator sport and fans are fiercely loyal to the sponsors.



Customers judge service providers' performance on reliability, responsiveness, professionalism, and value received. Service America is committed to service excellence from a customer's perspective and is continually training to meet that vision.

Additionally, direct marketing efforts will be used to target sales outside the contract base.

Ongoing centralization efforts, along with tight expense control and marketing and sales efforts, should position Service America for future growth and expansion.

Patient Care Inc.

Principal Service Providers

- Registered nurses
- Licensed practical nurses
- Home health aides
- Live-in aides
- Physical, speech, respiratory & occupational therapists
- Medical social workers
- Nutritionists

Principal Markets

- Private individuals
- Nursing homes & assisted-living facilities
- Hospital-related homecare programs
- Hospice programs
- Certified home-healthcare agencies
- Insurance companies & managed-care organizations

With its first-rate reputation for quality care, Patient Care continues to be an industry leader with a large market presence in the Northeast and six key Southern, Southeastern, and Midwestern states, as well as Washington, D.C. Patient Care offers a broad range of home healthcare services, focusing on personal care, such as bathing, dressing, grooming, and preparing meals, provided by a staff of nearly 6,500 home health aides. The majority of Patient Care's services are now directed at providing highly trained home health aides in staffing relationships



Patient Care furnishes compassionate, in-home support services enabling the elderly to live as fully and independently as possible. Quality assurance programs provide peace of mind for clients and their families alike.

with Medicare agencies and assisted-living facilities, as well as with private individuals and well-funded state personal-care programs.

Financially, Patient Care has surmounted industrywide regulatory and Medicare reimbursement pressures during the past several years and emerged from 2001 with strong growth in pro forma operating profits. This trend should continue in 2002 as the high demand for home healthcare services continues to grow.

Contents

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Stockholders and Board of Directors of Chemed Corporation

In our opinion, the consolidated financial statements appearing on pages 10 through 27 of this report present fairly, in all material respects, the financial position of Chemed Corporation and its subsidiaries ("the Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cincinnati, Ohio
February 4, 2002

Statement of Accounting Policies

Chemed Corporation and Subsidiary Companies

Principles of Consolidation

The consolidated financial statements include the accounts of Chemed Corporation and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Cash Equivalents

Cash equivalents comprise short-term highly liquid investments that have been purchased within three months of their dates of maturity.

Other Investments

Equity investments with readily determinable fair values are recorded at their fair values. Other equity investments are recorded at cost subject to write-down for impairment. In calculating realized gains and losses on the sales of investments, the specific-identification method is used to determine the cost of investments sold.

Inventories

Inventories are stated at the lower of cost or market. For determining the value of inventories, the first-in, first-out ("FIFO") method is used.

Depreciation and Properties and Equipment

Depreciation of properties and equipment is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance, repairs, renewals and betterments that do not materially prolong the useful lives of the assets are expensed as incurred. The cost of property retired or sold and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected currently in income.

Intangible Assets

Goodwill and identifiable intangible assets arise from purchase business combinations and are amortized using the straight-line method over the estimated useful lives of the assets, but not in excess of 40 years. Goodwill arising from business combinations initiated after June 30, 2001, is not amortized, but is tested periodically for impairment.

The lives and values (in thousands) of the Company's gross intangible assets at December 31, 2001, were:

1 – 10 years	$ 5,494
11 – 20 years	6,447
31 – 40 years	195,308
Not amortized	1,428

Impairment Assessments

The Company periodically makes an estimation and valuation of the future benefits of its long-lived assets based on key financial indicators. If the projected undiscounted cash flows of a major business unit indicate that property and equipment, goodwill or identifiable intangible assets have been impaired, a write-down to fair value is made.

Revenue Recognition

Revenues received under prepaid contractual service agreements are recognized on a straight-line basis over the life of the contract. All other service revenues and sales are recognized when the services are provided or the products are delivered.

Computation of Earnings Per Share

Earnings per share are computed using the weighted average number of shares of capital stock outstanding. Diluted earnings per share reflect the dilutive impact of the Company's outstanding stock options and nonvested stock awards. Diluted earnings per share also assume the conversion of the Convertible Preferred Securities into capital stock.

Employee Stock Ownership Plans

Contributions to the Company's Employee Stock Ownership Plans ("ESOP") are based on established debt repayment schedules. Shares are allocated to participants based on the principal and interest payments made during the period. The Company's policy is to record its ESOP expense by applying the transition rule under the level-principal amortization concept.

Stock-Based Compensation Plans

The Company uses Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, to account for stock-based compensation. Since the Company's stock options qualify as fixed options under APB 25 and since the option price equals the market price on the date of grant, there is no compensation cost recorded for stock options. Restricted stock is recorded as compensation cost over the requisite vesting periods on a pro rata basis, based on the market value on the date of grant.

Insurance Accruals

The Company is self-insured for casualty insurance claims, subject to a stop-loss policy with a maximum per-occurrence limit of $250,000. Management closely monitors and continually evaluates its historical claims experience to estimate the appropriate level of accrual for incurred claims.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in prior years' financial statements have been reclassified to conform to the 2001 presentation.

Consolidated Statement of Operations

Chemed Corporation and Subsidiary Companies

(in thousands, except per share data)

For the Years Ended December 31,	2001	2000	1999
Continuing Operations			
Service revenues and sales	$477,116	$492,393	$445,599
Cost of services provided and goods sold	295,477	297,233	271,500
General and administrative expenses	101,141	101,629	94,460
Selling and marketing expenses	45,569	44,835	40,101
Depreciation	16,109	15,002	12,824
Restructuring and similar expenses (Note 2)	26,126	—	—
Total costs and expenses	484,422	458,699	418,885
Income/(loss) from operations	(7,306)	33,694	26,714
Interest expense	(5,424)	(6,736)	(6,858)
Distributions on preferred securities	(1,113)	(1,197)	—
Other income—net (Note 5)	3,780	7,709	11,027
Income/(loss) before income taxes	(10,063)	33,470	30,883
Income taxes (Note 6)	3,362	(12,743)	(11,229)
Income/(loss) from continuing operations	(6,701)	20,727	19,654
Discontinued Operations (Note 3)	(1,973)	(143)	42
Income/(loss) before extraordinary loss	(8,674)	20,584	19,696
Extraordinary loss on extinguishment of debt (Note 9)	(1,701)	—	—
Net Income/(Loss)	$ (10,375)	$ 20,584	$ 19,696
Earnings/(Loss) Per Share			
Income/(loss) from continuing operations	$ (.69)	$ 2.11	$ 1.88
Income/(loss) before extraordinary loss	$ (.89)	$ 2.09	$ 1.88
Net income/(loss)	$ (1.07)	$ 2.09	$ 1.88
Average number of shares outstanding	9,714	9,833	10,470
Diluted Earnings/(Loss) Per Share (Note 14)			
Income/(loss) from continuing operations	$ (.69)	$ 2.09	$ 1.87
Income/(loss) before extraordinary loss	$ (.89)	$ 2.07	$ 1.87
Net income/(loss)	$ (1.07)	$ 2.07	$ 1.87
Average number of shares outstanding	9,714	10,305	10,514

The Statement of Accounting Policies and the accompanying Notes to Financial Statements are integral parts of this statement.

Consolidated Balance Sheet

Chemed Corporation and Subsidiary Companies

(in thousands, except share and per share data)

December 31,	2001	2000
Assets		
Current assets		
Cash and cash equivalents (Note 7)	$ 9,008	$ 10,280
Accounts receivable less allowances of $4,941 (2000—$5,137)	49,238	54,571
Inventories, primarily general merchandise and finished goods	10,424	10,503
Statutory deposits	13,331	14,046
Current deferred income taxes (Note 6)	9,862	10,667
Prepaid expenses	8,190	6,403
Total current assets	100,053	106,470
Other investments (Note 13)	38,273	37,099
Properties and equipment, at cost less accumulated depreciation (Note 8)	67,588	75,177
Identifiable intangible assets less accumulated amortization of $8,024 (2000—$7,749)	4,037	5,308
Goodwill less accumulated amortization of $35,541 (2000—$31,524)	161,075	175,408
Other assets (Note 11)	25,485	21,913
Total Assets	$396,511	$421,375
Liabilities		
Current liabilities		
Accounts payable	$ 11,651	$ 11,102
Current portion of long-term debt (Note 9)	353	14,376
Income taxes (Note 6)	1,262	11,862
Deferred contract revenue	22,194	24,973
Other current liabilities (Note 10)	49,650	44,629
Total current liabilities	85,110	106,942
Long-term debt (Note 9)	61,037	58,391
Other liabilities (Note 10)	27,842	27,637
Commitments and contingencies (Notes 10 and 12)		
Total Liabilities	173,989	192,970
Mandatorily Redeemable Convertible Preferred Securities of the Chemed Capital Trust (Note 16)	14,239	14,641
Stockholders' Equity		
Capital stock—authorized 15,000,000 shares $1 par; issued 13,437,781 shares (2000—13,317,906 shares)	13,438	13,318
Paid-in capital	167,542	162,618
Retained earnings	139,163	153,909
Treasury stock—3,606,085 shares (2000—3,467,753 shares), at cost	(110,424)	(105,249)
Unearned compensation (Note 11)	(7,436)	(16,683)
Deferred compensation payable in Company stock (Note 11)	3,288	5,500
Accumulated other comprehensive income	4,214	3,237
Notes receivable for shares sold (Note 15)	(1,502)	(2,886)
Total Stockholders' Equity	208,283	213,764
Total Liabilities and Stockholders' Equity	$396,511	$421,375

The Statement of Accounting Policies and the accompanying Notes to Financial Statements are integral parts of this statement.

Consolidated Statement of Cash Flows

Chemed Corporation and Subsidiary Companies

(in thousands)

For the Years Ended December 31,	2001	2000	1999
Cash Flows from Operating Activities			
Net income/(loss)	$(10,375)	$ 20,584	$ 19,696
Adjustments to reconcile net income/(loss) to net cash provided by operations:			
Depreciation and amortization	24,116	23,131	19,733
Noncash restructuring and impairment charges	16,069	—	—
Provision for deferred income taxes	(4,400)	2,065	115
Provision for uncollectible accounts receivable	2,546	2,277	2,196
Discontinued operations	1,973	143	(42)
Gains on sales of investments	(993)	(3,399)	(4,661)
Changes in operating assets and liabilities, excluding amounts acquired in business combinations:			
Decrease/(increase) in accounts receivable	1,230	(1,800)	(12,775)
Decrease in statutory reserve requirements	715	208	2,444
Decrease/(increase) in inventories	79	(706)	135
Increase in prepaid expenses	(1,847)	(917)	(674)
Increase in accounts payable, deferred contract revenue and other current liabilities	8,458	3,530	4,449
Increase/(decrease) in income taxes	(6,068)	4,651	(3,163)
Other—net	2,914	1,981	120
Net cash provided by continuing operations	34,417	51,748	27,573
Net cash provided/(used) by discontinued operations	(55)	90	(31)
Net cash provided by operating activities	34,362	51,838	27,542
Cash Flows from Investing Activities			
Capital expenditures	(15,302)	(19,235)	(21,995)
Net uses for discontinued operations (Note 3)	(6,332)	(3,695)	(2,533)
Business combinations, net of cash acquired (Note 4)	(1,555)	(11,504)	(15,518)
Proceeds from sales of investments	1,377	4,290	7,701
Purchase of Roto-Rooter minority interest	(820)	(1,236)	(1,708)
Other—net	3,543	60	1,879
Net cash used by investing activities	(19,089)	(31,320)	(32,174)
Cash Flows from Financing Activities			
Repayment of long-term debt (Note 9)	(46,377)	(18,164)	(2,982)
Proceeds from issuance of long-term debt (Note 9)	35,000	1,200	10,000
Dividends paid	(4,384)	(4,022)	(22,456)
Purchases of treasury stock	(1,226)	(5,728)	(1,724)
Acquisition of shares for stock purchase plan (Note 15)	—	—	(2,731)
Other—net	442	(806)	449
Net cash used by financing activities	(16,545)	(27,520)	(19,444)
Decrease in cash and cash equivalents	(1,272)	(7,002)	(24,076)
Cash and cash equivalents at beginning of year	10,280	17,282	41,358
Cash and cash equivalents at end of year	$ 9,008	$ 10,280	$ 17,282

The Statement of Accounting Policies and the accompanying Notes to Financial Statements are integral parts of this statement.

Consolidated Statement of Changes in Stockholders' Equity

Chemed Corporation and Subsidiary Companies

(in thousands, except per share data)

	Capital Stock	Paid-in Capital
Balance at December 31, 1998	$ 13,605	$162,252
Net income	—	—
Dividends paid ($2.12 per share)	—	—
Other comprehensive income	—	—
Decrease in unearned compensation (Note 11)	—	—
Sale of shares for notes	—	—
Purchases of treasury stock	—	—
Stock awards (Note 15)	54	1,690
Other	6	607
Balance at December 31, 1999	13,665	164,549
Net income	—	—
Dividends paid ($.40 per share)	—	—
Exchange of capital stock for trust securities	(576)	(7,971)
Purchases of treasury stock	—	—
Decrease in unearned compensation (Note 11)	—	—
Stock awards and exercise of stock options (Note 15)	226	6,266
Other comprehensive income	—	—
Other	3	(226)
Balance at December 31, 2000	13,318	162,618
Net loss	—	—
Dividends paid ($.44 per share)	—	—
Other comprehensive income	—	—
Decrease in unearned compensation (Note 11)	—	—
Stock awards and exercise of stock options (Note 15)	119	5,055
Transfer of deferred compensation payable to other liabilities	—	14
Purchases of treasury stock	—	—
Payments on notes receivable	—	—
Other	1	(145)
Balance at December 31, 2001	$ 13,438	$167,542

Consolidated Statement of Comprehensive Income/(Loss)

Chemed Corporation and Subsidiary Companies

(in thousands)

For the Years Ended December 31,	2001	2000	1999
Net income/(loss)	$(10,375)	$20,584	$19,696
Other comprehensive income/(loss), net of income tax:			
Unrealized holding gains/(losses) arising during the period	1,680	2,106	(6,910)
Less reclassification adjustment for gains included in net income/(loss)	(703)	(2,261)	(2,960)
Total	977	(155)	(9,870)
Comprehensive income/(loss)	$ (9,398)	$20,429	$ 9,826

The Statement of Accounting Policies and the accompanying Notes to Financial Statements are integral parts of these statements.

Retained Earnings	Treasury Stock— at Cost	Unearned Compensation	Deferred Compensation Payable in Company Stock	Accumulated Other Comprehensive Income	Notes Receivable for Shares Sold	Total
$146,961	$ (97,237)	$ (20,558)	$ 5,071	$ 13,262	$ —	$223,356
19,696	—	—	—	—	—	19,696
(22,456)	—	—	—	—	—	(22,456)
—	—	—	—	(9,870)	—	(9,870)
—	—	4,498	—	—	—	4,498
—	2,731	—	—	—	(2,731)	—
—	(4,455)	—	—	—	—	(4,455)
—	(326)	(996)	—	—	—	422
121	(150)	—	269	—	—	853
144,322	(99,437)	(17,056)	5,340	3,392	(2,731)	212,044
20,584	—	—	—	—	—	20,584
(4,022)	—	—	—	—	—	(4,022)
(6,992)	—	—	—	—	—	(15,539)
—	(5,320)	—	—	—	—	(5,320)
—	—	3,617	—	—	—	3,617
—	(408)	(3,244)	—	—	—	2,840
—	—	—	—	(155)	—	(155)
17	(84)	—	160	—	(155)	(285)
153,909	(105,249)	(16,683)	5,500	3,237	(2,886)	213,764
(10,375)	—	—	—	—	—	(10,375)
(4,384)	—	—	—	—	—	(4,384)
—	—	—	—	977	—	977
—	—	4,109	—	—	—	4,109
—	(3,654)	5,138	—	—	—	6,658
—	(14)	—	(2,293)	—	—	(2,293)
—	(219)	—	—	—	—	(219)
—	(1,288)	—	—	—	1,484	196
13	—	—	81	—	(100)	(150)
$139,163	$(110,424)	$ (7,436)	$ 3,288	$ 4,214	$ (1,502)	$208,283

1. Segments and Nature of the Business

Chemed is a diversified public corporation with strategic positions in plumbing, drain cleaning, and heating, ventilating and air conditioning ("HVAC") services (Roto-Rooter); home healthcare services (Patient Care); and residential appliance and air conditioning repair services (Service America). Relative contributions to service revenues and sales were 57%, 29% and 14% in 2001, respectively.

The reportable segments have been defined along service lines, consistent with the way the businesses are managed. In determining reportable segments, no operating segments have been aggregated. Accordingly, the reportable segments are defined as follows:

- The Roto-Rooter segment includes the combined operations of the Roto-Rooter Group ("Roto-Rooter"), a group of wholly owned businesses that provide repair and maintenance services to residential and commercial accounts. Such services include plumbing; sewer, drain and pipe cleaning; and HVAC services. They are delivered through company-owned, contractor-operated and franchised locations. Roto-Rooter also manufactures and sells products and equipment used to provide such services.
- The Patient Care segment includes the consolidated operations of the wholly owned businesses comprising the Patient Care Group ("Patient Care"), which offers complete home-healthcare services primarily in the New York-New Jersey-Connecticut area. Services provided include skilled nursing; home health aid; physical, speech, respiratory and occupational therapies; medical social work; and nutrition.
- The Service America segment includes the consolidated operations of the wholly owned businesses comprising the Service America Systems Group ("Service America"). The group provides HVAC and appliance repair and maintenance services primarily to residential customers through service contracts and through retail sales. In addition, Service America sells air conditioning equipment and duct cleaning services.

Substantially all of the Company's service revenues and sales from continuing operations are generated from business within the United States. Within the Patient Care segment, balances due from the U.S. federal government and Visiting Nurse Services of New York at December 31, 2001, accounted for approximately 14% and 16%, respectively, of the Company's consolidated accounts receivable balance. No other single customer's balance at December 31, 2001, accounted for more than 10% of the Company's consolidated accounts receivable balance. In addition, substantially all of Patient Care's accounts receivable at December 31, 2001 ($34.1 million), was generated from customers located in the northeastern United States.

Management closely monitors accounts receivable balances and has established policies regarding the extension of credit. The Patient Care segment historically has experienced a relatively low level of losses on the collection of its receivables.

Approximately 35% of Patient Care's net revenues are derived from services provided directly to patients with coverage under the federal government's Medicare program or under joint federal-and-state-sponsored Medicaid programs. In addition, 37% of Patient Care's revenues arise from contracts with other certified home-health agencies to provide services to recipients under these entitlement programs.

Financial data by business segment shown on pages 26 and 27 of this annual report are integral parts of these financial statements.

2. Restructuring and Similar Expenses

During 2001, the Company recorded pretax restructuring and similar expenses in the amount of $26,126,000 comprising the cost of exiting Roto-Rooter's underperforming HVAC and non-Roto-Rooter-branded plumbing operations ($11,205,000), the charge for accelerating vesting of all restricted stock awards in connection with restructuring the Company's long-term incentive plans ($5,492,000), the cost of severance arrangements with 11 individuals resulting from staff reductions at Chemed headquarters and each of the continuing segments ($4,087,000), the cost of resolving a U.S. Department of Labor investigation of Roto-Rooter's overtime pay practices ($2,749,000), the write-down of impaired property and equipment ($1,422,000) and the cost of Service America's closing its Tucson branch ($1,171,000). The cost of exiting Roto-Rooter's underperforming HVAC and non-Roto-Rooter-branded plumbing operations included $9,793,000 for impaired goodwill, $477,000 for impaired identifiable intangible assets, $380,000 for impaired property and equipment and $555,000 for other costs. Similarly, the cost of closing Service America's Tucson branch included an $833,000 charge for impaired goodwill, $50,000 for impaired identifiable intangible assets and $288,000 for other costs. Approximately $3.5 million of the $26.1 million restructuring charges are accrued and outstanding at December 31, 2001.

In addition, other unusual or nonrecurring charges ("other charges") of $4,263,000 incurred in 2001 comprised the cost of an unfavorable adjustment to Patient Care's prior years' cost reports ($1,488,000), an adjustment to Roto-Rooter's casualty insurance accruals related to adverse claims experience ($1,411,000), the cost of terminating lease obligations ($532,000) and various other costs ($732,000). These other charges are included in the consolidated statement of operations as a reduction of sales ($2,188,000), a charge to cost of sales ($2,027,000) and a charge to general and administrative expenses ($48,000).

The combined pretax impact of the restructuring and similar expenses and other charges for 2001 is $30,389,000 ($19,009,000 aftertax or $1.95 per share).

Roto-Rooter's underperforming operations, which are being divested, generated revenues of $17,386,000, $20,286,000 and $20,455,000, respectively, for the years 2001, 2000 and 1999. Also, these operations recorded income/(losses) from operations of $(97,000), $1,044,000 and $1,213,000, respectively.

Service America's Tucson branch, which was closed at the end of 2001, generated revenues of $1,664,000, $2,342,000 and $1,157,000, respectively, for the years 2001, 2000 and 1999. Also, this operation recorded losses from operations of $430,000, $487,000 and $344,000, respectively.

3. Discontinued Operations

During 2001, Chemed discontinued its Cadre Computer Resources Inc. ("Cadre Computer") segment and on August 31, 2001, completed the sale of the business and assets of this segment to a company owned by the former Cadre Computer employees for a note receivable ($399,000) that has been fully reserved. For the eight months ended August 31, 2001, and for the years ended December 31, 2000 and 1999, Cadre Computer generated revenues of $5,089,000, $8,292,000 and $7,994,000, respectively.

Discontinued operations comprise (in thousands, except per share amounts):

	For the Years Ended December 31,		
	2001	2000	1999
Cadre Computer segment:			
Income/(loss) before income taxes	$ (734)	$ (240)	$ 70
Income taxes	255	81	(28)
Minority interest	46	16	—
Income/(loss) from operations, net of income taxes	(433)	(143)	42
Loss on disposal, net of income tax benefit of $829	(1,540)	—	—
Total Cadre Computer	(1,973)	(143)	42
Adjustment to accruals of operations discontinued in prior years:			
Adjustment of sublease accrual (1991)	(1,700)	—	—
Adjustment of severance accruals (1997)	(170)	(275)	—
Income/(loss) before income taxes	(1,870)	(275)	—
Income tax benefit, including $1,700 reduction in state income tax accrual in 2001 relative to operations discontinued in 1997	1,870	275	—
Total adjustments	—	—	—
Total discontinued operations	$(1,973)	$ (143)	$ 42
Earnings/(loss) per share	$ (.20)	$ (.02)	$ —
Diluted earnings/(loss) per share	$ (.20)	$ (.02)	$ —

4. Business Combinations

During 2001, two purchase business combinations were completed within the Roto-Rooter segment for an aggregate purchase price of $1.6 million in cash. During 2000, three purchase business combinations were completed within the Roto-Rooter segment for an aggregate purchase price of $11.5 million in cash.

During 1999, 10 purchase business combinations were completed within the Roto-Rooter, Patient Care and Service America segments for aggregate purchase prices of $15.5 million in cash.

All of the aforementioned Roto-Rooter business combinations involved operations primarily in the business of providing plumbing repair, HVAC and drain cleaning services. All of the Patient Care acquisitions involved operations primarily in the business of providing home healthcare services, and the Service America acquisitions provide HVAC and appliance repair and maintenance services.

The Company's unaudited pro forma service revenues and sales, assuming the purchase business combinations completed in 2001, 2000 and 1999 were completed on January 1 of the preceding year, are $477,449,000, $493,953,000 and $460,048,000, respectively, for the years ended December 31, 2001, 2000, and 1999. The results of operations of these business combinations are immaterial to the consolidated operations of the Company.

The excess of the purchase price over the fair value of the net assets acquired in purchase business combinations is classified as goodwill. A summary of net assets acquired in purchase business combinations follows (in thousands):

	For the Years Ended December 31,		
	2001	2000	1999
Working capital	$ —	$ 89	$ 2,935
Identifiable intangible assets	90	210	765
Goodwill	1,428	11,059	11,893
Other assets and liabilities—net	37	146	(75)
Total net assets	$ 1,555	$11,504	$15,518

All of the goodwill related to business combinations completed in 2001 is expected to be deductible for income tax purposes. Since these transactions were initiated after June 30, 2001, the related goodwill is not being amortized. The weighted average life of the identifiable intangible assets acquired in 2001 is 6.1 years.

Total amortization of intangible assets for the year ended December 31, 2001, was $5,794,000 (2000—$6,181,000; 1999—$5,830,000). The following is a schedule by year of projected amortization expense for intangible assets (in thousands):

2002	$787
2003	730
2004	418
2005	359
2006	272

In June 2001, the Financial Accounting Standards Board approved the issuance of Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations, and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. For Chemed, these statements will generally become effective January 1, 2002, although business combinations initiated after June 30, 2001, are subject to the non-amortization and purchase accounting provisions.

Specifically, SFAS 142 stipulates that goodwill is no longer subject to amortization, but must be evaluated annually for impairment beginning January 1, 2002. This first evaluation must be completed by June 30, 2002.

Chemed estimates that the non-amortization provision will increase its diluted earnings per share by approximately $.45 per share in 2002. The assessment of goodwill for impairment is a complex issue in which a company must determine, among other things, the fair value of each defined component of its operating segments. It is, therefore, not possible at this time to predict the impact, if any, which the impairment assessment provisions of SFAS 142 will have on Chemed's financial statements.

5. Other Income—Net

Other income—net from continuing operations comprises the following (in thousands):

	For the Years Ended December 31,		
	2001	2000	1999
Dividend income	$ 2,548	$ 2,563	$ 2,626
Interest income	1,665	1,535	1,589
Gain on sales of investments	993	3,399	4,661
Unrealized gains/(losses) on investments held in deferred compensation trusts	(820)	388	1,966
Other—net	(606)	(176)	185
Total other income —net	$ 3,780	$ 7,709	$11,027

6. Income Taxes

The provision for income taxes comprises the following (in thousands):

	For the Years Ended December 31,		
Continuing Operations	2001	2000	1999
Current			
U.S. federal	$ 803	$ 8,423	$ 9,009
U.S. state and local	306	2,151	1,917
Foreign	(71)	104	188
Deferred			
U.S. federal	(4,366)	2,113	158
Foreign	(34)	(48)	(43)
Total	$ (3,362)	$12,743	$11,229
Discontinued Operations			
Current U.S. federal	$ (2,935)	$ (1,238)	$ (755)
Current U.S. state and local	(1,700)	—	—
Deferred U.S. federal	1,681	882	783
Total	$ (2,954)	$ (356)	$ 28

A summary of the significant temporary differences that give rise to deferred income tax assets/(liabilities) follows (in thousands):

	December 31,	
	2001	2000
Accrued insurance expense	$ 6,561	$ 5,608
Deferred compensation	6,411	6,958
Accruals related to discontinued operations	4,057	5,530
Severance payments	2,058	478
Amortization of intangibles	2,146	—
Allowances for uncollectible accounts receivable	1,778	1,797
Accrued state taxes	1,128	1,600
Other	3,600	2,690
Gross deferred income tax assets	27,739	24,661
Accelerated tax depreciation	(7,381)	(8,088)
Market valuation of investments	(2,126)	(1,946)
Cash to accrual adjustments	(3,605)	(2,100)
Other	(1,586)	(1,673)
Gross deferred income tax liabilities	(14,698)	(13,807)
Net deferred income tax assets	$13,041	$10,854

Included in other assets at December 31, 2001, are deferred income tax assets of $3,179,000 (December 31, 2000—$187,000). Based on the Company's history of prior operating earnings and its expectations for future growth, management has determined that the operating income of the Company will, more likely than not, be sufficient to ensure the full realization of the deferred income tax assets.

The difference between the effective tax rate for continuing operations and the statutory U.S. federal income tax rate is explained as follows:

	For the Years Ended December 31,		
	2001	2000	1999
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Nondeductible amortization of goodwill	(13.7)	4.2	4.5
Work opportunity tax credit	7.0	(2.2)	(1.7)
Domestic dividend exclusion	7.0	(2.1)	(2.3)
State and local income taxes, less federal income tax benefit	(1.9)	4.2	4.0
Tax benefit on dividends paid to ESOPs	.9	(.2)	(1.3)
Tax adjustments related to finalization of prior years' audits	—	—	(1.7)
Other—net	(.9)	(.8)	(.1)
Effective tax rate	33.4%	38.1%	36.4%

Income taxes included in the components of other comprehensive income are as follows (in thousands):

	For the Years Ended December 31,		
	2001	2000	1999
Unrealized holding gains/(losses)	$ 905	$ 1,134	$(3,721)
Reclassification adjustment	(290)	(1,138)	(1,701)

The total amount of income taxes paid during the year ended December 31, 2001, was $5,772,000 (2000—$6,154,000; 1999—$13,982,000).

7. Cash Equivalents

Included in cash and cash equivalents at December 31, 2001, are cash equivalents in the amount of $6,549,000 (2000—$7,063,000). The cash equivalents at both dates consist of investments in various money market funds and repurchase agreements yielding interest at a weighted average rate of 1.3% in 2001 and 5.2% in 2000.

From time to time throughout the year, the Company invests its excess cash in repurchase agreements directly with major commercial banks. The collateral is not physically held by the Company, but the term of such repurchase agreements is less than 10 days. Investments of significant amounts are spread among a number of banks, and the amounts invested in each bank are varied constantly.

8. Properties and Equipment

A summary of properties and equipment follows (in thousands):

	December 31,	
	2001	2000
Land	$ 2,568	$ 2,568
Buildings	19,951	19,050
Transportation equipment	35,301	40,219
Machinery and equipment	33,391	32,688
Computer software	20,499	21,921
Furniture and fixtures	20,627	21,516
Projects under construction	4,989	1,972
Total properties and equipment	137,326	139,934
Less accumulated depreciation	(69,738)	(64,757)
Net properties and equipment	$ 67,588	$ 75,177

9. Long-Term Debt and Lines of Credit

A summary of the Company's long-term debt follows (in thousands):

	December 31,	
	2001	2000
Senior notes:		
7.31%, due 2005 – 2009	$25,000	$25,000
8.15%, retired 2001	—	40,000
10.67%, retired 2001	—	3,000
Revolving credit agreements:		
2.91% (2000—6.92%), due 2003	35,000	3,000
Other	1,390	1,767
Subtotal	61,390	72,767
Less current portion	(353)	(14,376)
Long-term debt, less current portion	$61,037	$58,391

Revolving Credit Agreement and Lines of Credit

In December 2001, the Company entered into a revolving credit agreement with Bank One, N.A. ("Credit Agreement"), to borrow up to $40,000,000 at any time during the two-year period ending December 21, 2003. At December 31, 2001, the balance outstanding of the Credit Agreement totaled $35,000,000 and is due on December 21, 2003. The interest rate of 2.91%, which is fixed through June 28, 2002, is based on various stipulated market rates of interest.

In addition to the Credit Agreement, the Company had approximately $18,500,000 of unused short-term lines of credit with various banks at December 31, 2001.

Senior Notes

In March 1997, the Company borrowed $25,000,000 from several insurance companies. Principal is repayable in five annual installments of $5,000,000 beginning on March 15, 2005, and bears interest at the rate of 7.31% per annum. Interest is payable on March 15 and September 15 of each year.

On December 31, 2001, the Company prepaid the outstanding balances of its 8.15% senior notes due 2002 through 2004 and its 10.67% senior notes due 2002 through 2003. The principal balances outstanding at the time of prepayment were $30,000,000 and $2,000,000, respectively. Penalties incurred on these prepayments aggregated $1,701,000 or $.18 per share (net of income tax benefit of $916,000) and are presented as extraordinary losses on extinguishment of debt in the statement of operations.

Other

Other long-term debt has arisen from the assumption of loans in connection with various acquisitions. Interest rates range from 7.3% to 8.0%, and the obligations are due on various dates through February 2009.

The following is a schedule by year of required long-term debt payments as of December 31, 2001 (in thousands):

2002	$ 353
2003	35,435
2004	334
2005	5,070
2006	5,073
After 2006	15,125
Total long-term debt	$61,390

The various loan agreements contain certain covenants that could restrict the amount of cash dividend payments, net rental payments, treasury stock purchases and certain other transactions of the Company. The Company does not anticipate that the restrictions imposed by the agreements will materially restrict its future operations or ability to pay dividends.

The total amount of interest paid during the year ended December 31, 2001, was $7,007,000 (2000—$7,345,000; 1999—$6,706,000). No interest was capitalized during the year ended December 31, 2001 (2000—$500,000; 1999—$927,000).

10. Other Liabilities

At December 31, 2001, other current liabilities included accrued insurance liabilities of $19,125,000 (2000—$15,808,000), accrued wages of $6,866,000 (2000—$6,958,000) and accrued savings and retirement plan contributions of $5,344,000 (2000—$5,035,000). Other liabilities at December 31, 2001, included deferred compensation liabilities totaling $15,029,000 (2000—$14,381,000).

At December 31, 2001, the Company's accrual for its estimated liability for potential environmental cleanup and related costs arising from the sale of DuBois Chemicals Inc. ("DuBois") amounted to $2,286,000. Of this, $786,000 is included in other liabilities and $1,500,000 is included in other current liabilities. The Company is contingently liable for additional DuBois-related environmental cleanup and related costs up to a maximum of $17,970,000. On the basis of a continuing evaluation of the Company's potential liability, management believes that it is not probable this additional liability will be paid. Accordingly, no provision for this contingent liability has been recorded. Although it is not presently possible to reliably project the timing of payments related to the Company's potential liability for environmental costs, management believes that any adjustments to its recorded liability will not materially adversely affect its financial position or results of operations.

Also, at December 31, 2001, the Company's accrual for losses on subleases of office space formerly occupied by DuBois amounted to $4,703,000 (2000—$4,486,000) of which $1,500,000 (2000—$900,000) is included in other current liabilities. The accrual is based on the expectation that space currently unoccupied is sublet for a total of $2,556,000 during the last three years of the lease (ending April 2006).

Net uses of cash for discontinued operations in the statement of cash flows represent the payment of severance, lease and other liabilities relating to operations disposed of in 1991, 1997 and 2001.

11. Pension and Retirement Plans

Retirement obligations under various plans cover substantially all full-time employees who meet age and/or service eligibility requirements. The major plans providing retirement benefits to the Company's employees are defined contribution plans.

The Company has established two ESOPs that purchased a total of $56.0 million of the Company's capital stock. In December 1997, the Company restructured the ESOPs and internally financed approximately $16.2 million of the $21.8 million ESOP loans outstanding at December 31, 1997.

Substantially all Chemed headquarters and eligible employees of Roto-Rooter participate in the ESOPs. Eligible employees of Roto-Rooter, Patient Care and Service America are also covered by other defined contribution plans.

Expenses charged to continuing operations for the Company's pension and profit-sharing plans, ESOPs, excess benefit plans and other similar plans comprise the following (in thousands):

	For the Years Ended December 31,		
	2001	2000	1999
ESOPs:			
Compensation cost	$2,144	$1,577	1,649
Interest expense	—	—	23
Pension, profit-sharing and other similar plans	4,510	5,304	6,491
Total	6,654	6,881	8,163
Dividends on ESOP shares used for debt service	$ 280	$ 270	$1,502

At December 31, 2001, there were 489,742 allocated shares (2000—444,925 shares) and 135,457 unallocated shares (2000—217,258 shares) in the ESOP trusts.

The Company has an excess benefit plan for key employees whose participation in the ESOPs is limited by ERISA rules. Benefits are determined based on theoretical participation in the qualified ESOPs. Prior to September 1, 1998, the value of these benefits was invested in shares of the Company's stock and in mutual funds, held by grantor trusts. Currently, benefits are invested in only mutual funds, and participants are not permitted to diversify accumulated benefits invested in shares of the Company's stock. Trust assets invested in shares of the Company's capital stock are included in treasury stock, and the corresponding liability is included in a separate component of shareholders' equity. At December 31, 2001, these trusts held 94,742 shares or $3,300,000 of the Company's stock (December 31, 2000—158,123 shares or $5,538,000). The diversified assets of these excess benefit plans and of Roto-Rooter and Service America deferred compensation plans, all of which are invested in various mutual funds, totaled $14,750,000 at December 31, 2001 (December 31, 2000—$14,194,000), and are included in other assets. The corresponding liabilities are included in other liabilities.

12. Lease Arrangements

The Company, as lessee, has operating leases which cover its corporate office headquarters, various warehouse and office facilities, office equipment, and transportation equipment. The remaining terms of these leases range from one year to 17 years, and in most cases, management expects that these leases will be renewed or replaced by other leases in the normal course of business. Substantially all equipment is owned by the Company.

The following is a summary of future minimum rental payments and sublease rentals to be received under operating leases that have initial or remaining noncancelable terms in excess of one year at December 31, 2001 (in thousands):

2002	$10,144
2003	8,789
2004	7,024
2005	6,195
2006	2,721
After 2006	1,061
Total minimum rental payments	35,934
Less minimum sublease rentals	(5,772)
Net minimum rental payments	$30,162

Total rental expense incurred under operating leases for continuing operations follows (in thousands):

	For the Years Ended December 31,		
	2001	2000	1999
Total rental payments	$11,371	$12,135	$12,265
Less sublease rentals	(929)	(1,765)	(1,914)
Net rental expense	$10,442	$10,370	$10,351

13. Financial Instruments

The following methods and assumptions are used in estimating the fair value of each class of the Company's financial instruments:

- For cash and cash equivalents, accounts receivable, statutory deposits and accounts payable, the carrying amount is a reasonable estimate of fair value because of the liquidity and short-term nature of these instruments.
- For other investments and other assets, fair value is based upon quoted market prices for these or similar securities, if available. Included in other investments is the Company's investment in privately held Vitas Healthcare Corporation ("Vitas"), which provides noncurative care to chronically ill patients. In connection with Vitas' refinancing its debt obligations in April 2001, the Company and Vitas agreed to extend the maturity of the Vitas 9% Cumulative Preferred Stock ("Preferred") to April 1, 2007. In addition, Vitas issued a Common Stock Purchase Warrant ("Warrant C") to the Company for the purchase of approximately 1,636,000 common shares and extended the expiration dates of the Company's other Vitas Common Stock Purchase Warrants ("Other Warrants") to December 31, 2007. Warrant C was recorded at its estimated fair value of $2,601,000, and at the same time, a discount of $2,601,000 to the Preferred was recorded. The appraised value of the Other Warrants was estimated to be $4,048,000 in 2001 (versus a carrying value of $1,500,000). The value of the Preferred is based on the present value of the mandatory redemption payments, using an interest rate of 9.0%, a rate which management believes is reasonable in view of risk factors attendant to the investment.
- The fair value of the Company's long-term debt is estimated by discounting the future cash outlays associated with each debt instrument using interest rates currently available to the Company for debt issues with similar terms and remaining maturities.
- The fair value of the Mandatorily Redeemable Convertible Preferred Securities of the Chemed Capital Trust ("Trust Securities") is based on the quoted market value at the end of the period.

The estimated fair values of the Company's financial instruments are as follows (in thousands):

December 31,	Carrying Amount	Fair Value
2001		
Other investments[a]	$38,273	$40,821
Long-term debt	61,390	61,891
Trust securities	14,239	14,112
2000		
Other investments[a]	$37,099	$37,099
Long-term debt	72,767	75,476
Trust securities	14,641	15,184

(a) Amounts include $27,243,000 invested in the Preferred, which is recorded in other investments.

Disclosures regarding the Company's investments, all of which are equity securities classified as available-for-sale, are summarized below (in thousands):

	December 31, 2001	December 31, 2000
Aggregate fair value	$40,821	$37,099
Gross unrealized holding gains	9,145	5,153
Gross unrealized holding losses	114	173
Amortized cost	31,790	32,119

The chart below summarizes information with respect to available-for-sale securities sold during the period (in thousands):

	For the Years Ended December 31, 2001	2000	1999
Proceeds from sale	$ 1,377	$ 4,290	$ 7,701
Gross realized gains	1,112	3,496	4,675
Gross realized losses	119	97	14

14. Diluted Earnings/(Loss) Per Share

Due to the Company's loss from continuing operations in 2001, all potentially dilutive securities were antidilutive for 2001. Therefore, the diluted loss per share was the same as the loss per share in 2001. Diluted earnings per share for 2000 and 1999 were calculated as follows (in thousands, except per share data):

	Income from continuing operations		
For the Years Ended December 31,	Income (Numerator)	Shares (Denominator)	Income Per Share
2000			
Earnings	$20,727	9,833	$2.11
Conversion of trust securities	777	378	
Nonvested stock awards	—	93	
Dilutive stock options	—	1	
Diluted earnings	$21,504	10,305	$2.09
1999			
Earnings	$19,654	10,470	$1.88
Nonvested stock awards	—	43	
Dilutive stock options	—	1	
Diluted earnings	$19,654	10,514	$1.87

	Income before extraordinary loss/ Net income		
For the Years Ended December 31,	Income (Numerator)	Shares (Denominator)	Income Per Share
2000			
Earnings	$20,584	9,833	$2.09
Conversion of trust securities	777	378	
Nonvested stock awards	—	93	
Dilutive stock options	—	1	
Diluted earnings	$21,361	10,305	$2.07
1999			
Earnings	$19,696	10,470	$1.88
Nonvested stock awards	—	43	
Dilutive stock options	—	1	
Diluted earnings	$19,696	10,514	$1.87

During the last six months of 2001 and for most of the years 2000 and 1999, the following options, whose exercise prices were greater than the average market price during most of the respective periods and which were, therefore, excluded from the computation of diluted earnings/(loss) per share, were outstanding at December 31:

	Exercise	Number of Options		
Grant Date	Price	2001	2000	1999
May 1999	$32.19	429,250	490,125	497,625
May 1996	38.75	159,425	161,923	162,793
May 1997	35.94	159,413	166,188	171,688
March 1998	39.13	155,550	160,462	165,112
February 1995	33.63	68,000	68,000	68,000
May 1995	32.19	39,950	83,713	89,713
March 1994	32.13	24,825	34,925	37,925
April 1998	40.53	12,000	12,000	12,000
May 1998	37.78	750	1,000	1,750

15. Stock Incentive Plans

The Company has eight Stock Incentive Plans under which 2,850,000 shares of Chemed Capital Stock are issued to key employees pursuant to the grant of stock awards and/or options to purchase such shares. All options granted under these plans provide for a purchase price equal to the market value of the stock at the date of grant. Two plans, covering a total of 700,000 shares, were adopted in May 1999.

Under the plan adopted in 1983, both nonstatutory and incentive stock options have been granted. Incentive stock options granted under the 1983 plan become exercisable in full six months following the date of the grant; nonstatutory options granted under the 1983 plan become exercisable in four annual installments commencing six months after the date of grant. Under the Long Term Incentive Plan, adopted in 1999, up to 250,000 shares may be issued to employees who are not officers or directors of the Company or its subsidiaries.

The other plans are not qualified, restricted or incentive stock option plans under the Internal Revenue Code. Options generally become exercisable six months following the date of grant in either three or four equal annual installments.

Data relating to the Company's stock issued to employees follow:

	2001		2000		1999	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Stock options:						
Outstanding at January 1	1,194,756	$34.62	1,226,756	$34.60	772,001	$36.31
Granted	—	—	—	—	510,650	32.19
Exercised	(103,538)	31.74	(6,000)	30.38	—	—
Forfeited	(25,725)	34.43	(26,000)	34.78	(55,895)	36.10
Expired	(6,405)	34.60	—	—	—	—
Outstanding at December 31	1,059,088	34.91	1,194,756	34.62	1,226,756	34.60
Exercisable at December 31	941,149	35.25	906,810	35.06	722,375	35.21
Stock awards issued	17,073	37.73	225,298	28.26	57,816	31.38

Options outstanding at December 31, 2001, comprise the following:

	Range of Exercise Prices		
	$25.38 – $28.56	$32.13 – $35.94	$37.78 – $40.53
Options outstanding	9,925	721,438	327,725
Average exercise price of options outstanding	$27.58	$33.15	$38.99
Average contractual life	.8 yrs.	6.1 yrs.	5.3 yrs.
Options exercisable	9,925	603,499	327,725
Average exercise price of options exercisable	$27.58	$33.34	$38.99

Also, there were 131,950 shares available for granting of stock options and awards at December 31, 2001.

Total compensation cost recognized for stock awards for continuing operations was $6,410,000 in 2001 (2000—$1,707,000; 1999—$1,529,000). The expense for 2001 included $4,303,000 resulting from the acceleration of vesting of restricted awards in connection with the restructuring of the Company's long-term incentive plans, effective December 31, 2001. The shares of capital stock were issued to key employees and directors at no cost and generally were previously restricted as to the transfer of ownership. In prior years, restrictions covering between 7% and 33% of each holder's shares lapsed annually.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, requires the presentation of pro forma data assuming all options granted after December 31, 1994, are recorded at fair value. Summarized below are pro forma data developed by applying the Black-Scholes valuation method to the Company's stock options (in thousands, except per share data):

	For the Years Ended December 31,		
Pro Forma Results	2001	2000	1999
Net income/(loss)	$(10,706)	$20,059	$18,972
Earnings/(loss) per share	(1.10)	2.04	1.81
Diluted earnings/(loss) per share	(1.10)	2.02	1.80
Per share average fair value of options granted	n.a.	n.a.	3.43
Assumptions			
Average risk-free interest rate	n.a.	n.a.	5.8%
Expected volatility	n.a.	n.a.	19.7
Expected life of options	n.a.	n.a.	6 yrs.

No options were granted in 2001 or 2000; however, for 1999, it was assumed that the annual dividend would be increased $.01 per share per quarter in the fourth quarter of every odd-numbered year. This assumption was based on the facts and circumstances that existed at the time options were granted and should not be construed to be an indication of future dividend amounts to be paid.

During 1999, the Company purchased 101,500 shares of its capital stock in open-market transactions and sold these shares to certain officers and other key employees at fair market value in exchange for interest-bearing notes secured by the shares. Interest rates on these notes are set at the beginning of each year based on rates used by the Internal Revenue Service for demand loans (5.88% for 2000 and 2001).

Activity in the notes receivable accounts, which are presented as a reduction of stockholders' equity in the consolidated balance sheet, is summarized below (in thousands):

Balance at December 31, 1999	$ 2,731
Accrual of interest	155
Balance at December 31, 2000	2,886
Accrual of interest	100
Cash payments	(196)
Value of shares surrendered at market value on date of surrender	(1,288)
Balance at December 31, 2001	$ 1,502

16. Trust Securities

Effective February 1, 2000, the Company completed an Exchange Offer whereby stockholders exchanged 575,503 shares of capital stock for shares of Trust Securities of the wholly owned Chemed Capital Trust ("Trust") on a one-for-one basis. The Trust Securities, which carry a redemption value of $27.00 per security, pay an annual cash distribution of $2.00 per security (payable at the quarterly rate of $.50 per security commencing March 2000) and are convertible into capital stock at a price of $37.00 per security. The Trust Securities mature 30 years from date of issuance and are callable beginning March 15, 2003, at a price of $27.27 for each $27.00 principal amount. On March 15, 2004, and later, the Trust Securities are callable without premium.

During 2001, the Company purchased 13,720 (2000—30,619) Trust Securities in open market transactions, and security owners converted 1,200 (2000—2,598) Trust Securities into 876 (2000—1,895) shares of capital stock. At December 31, 2001, there were 527,366 Trust Securities outstanding (December 31, 2000—542,286).

The sole assets of the Trust are Junior Subordinated Debentures ("Debentures") of the Company in the principal amount of $15,917,000. The Debentures mature March 15, 2030, and the interest rate of the Debentures is $2.00 per annum per $27.00 principal amount. In February 2000, the Company executed an Indenture relating to the Debentures, an Amended and Restated Declaration of Trust relating to the Trust Securities and a Guarantee Agreement for the benefit of the holders of the Trust Securities (collectively "Back-up Undertakings"). Considered together, the Back-up Undertakings constitute a full and unconditional guarantee by the Company of the Trust's obligations under the Trust Securities.

Segment Data[a]

Chemed Corporation and Subsidiary Companies

(in thousands)

For the Years Ended December 31,	2001	2000	1999
Revenues by Type of Service			
Roto-Rooter			
Sewer and drain cleaning	$115,902	$117,443	$ 96,629
Plumbing repair and maintenance	111,024	117,102	102,218
Industrial and municipal sewer and drain cleaning	14,526	14,234	11,857
HVAC repair and maintenance	9,859	13,412	14,928
Other products and services	18,042	18,886	17,187
Total Roto-Rooter	269,353	281,077	242,819
Patient Care			
Home health aides	98,124	90,473	90,580
Registered nurses	21,324	22,540	19,900
Live-in aides	8,151	7,332	8,138
Other services	11,609	16,741	10,262
Total Patient Care	139,208[b]	137,086	128,880
Service America			
Repair services under contracts	51,299	55,048	57,520
Demand repair services	17,256	19,182	16,380
Total Service America	68,555	74,230	73,900
Total service revenues and sales	$477,116	$492,393	$445,599
Aftertax Earnings/(Loss) by Segment			
Roto-Rooter	$ 3,367[c]	$ 20,032	$ 14,562
Patient Care	526[c]	2,084	3,244
Service America	(686)[c]	1,058	2,342
Total segment earnings	3,207	23,174	20,148
Corporate			
Gains on sales of investments	703	2,261	2,960
Overhead	(10,322)[c]	(5,128)	(4,701)
Net investing and financing income/(expense)	(289)	420	1,247
Discontinued operations	(1,973)	(143)	42
Extraordinary loss on extinguishment of debt	(1,701)	—	—
Net income/(loss)	$ (10,375)	$ 20,584	$ 19,696
Interest Income			
Roto-Rooter	$ 243	$ 95	$ 19
Patient Care	12	16	15
Service America	799	1,077	979
Subtotal	1,054	1,188	1,013
Corporate	791	564	847
Intercompany eliminations	(180)	(217)	(271)
Total interest income	$ 1,665	$ 1,535	$ 1,589

(a) Data are presented for continuing operations of the company.

(b) Revenues for Patient Care for 2001 were reduced by $2,188,000 for an unfavorable adjustment to prior years' cost reports.

(c) Amounts for 2001 include aftertax restructuring and similar expenses and other charges totaling $10,415,000 for Roto-Rooter, $2,066,000 for Patient Care, $1,672,000 for Service America and $4,856,000 for the Corporate Office.

Chemed Corporation and Subsidiary Companies

(in thousands)

For the Years Ended December 31,	2001	2000	1999
Interest Expense			
Roto-Rooter	$ 529	$ 2,016	$ 2,119
Patient Care	1,215	1,676	760
Service America	—	—	—
Subtotal	1,744	3,692	2,879
Corporate	5,310	7,092	7,514
Intercompany eliminations	(1,630)	(4,048)	(3,535)
Total interest expense	$ 5,424	$ 6,736	$ 6,858
Income Tax Provision			
Roto-Rooter	$ 3,616	$ 14,797	$ 11,713
Patient Care	(264)	457	1,159
Service America	437	1,570	2,404
Subtotal	3,789	16,824	15,276
Corporate	(7,151)	(4,081)	(4,047)
Total income tax provision	$ (3,362)	$ 12,743	$ 11,229
Identifiable Assets			
Roto-Rooter	$175,584	$190,350	$183,797
Patient Care	79,537	84,631	86,277
Service America	70,592	72,364	69,632
Total identifiable assets	325,713	347,345	339,706
Corporate assets[d]	70,798	74,030	81,597
Total assets	$396,511	$421,375	$421,303
Additions to Long-Lived Assets[e]			
Roto-Rooter	$ 10,892	$ 20,811	$ 17,208
Patient Care	845	1,649	12,001
Service America	4,696	7,706	5,111
Subtotal	16,433	30,166	34,320
Corporate assets[d]	424	207	1,010
Total additions	$ 16,857	$ 30,373	$ 35,330
Depreciation and Amortization[f]			
Roto-Rooter	$ 14,128	$ 13,765	$ 11,707
Patient Care	2,842	2,817	2,686
Service America	4,951	4,273	3,790
Subtotal	21,921	20,855	18,183
Corporate assets[d]	2,195	2,276	1,550
Total depreciation and amortization	$ 24,116	$ 23,131	$ 19,733

(d) Corporate assets consist primarily of cash and cash equivalents, marketable securities, properties and equipment and other investments.
(e) Long-lived assets include goodwill, identifiable intangible assets and property and equipment.
(f) Depreciation and amortization include amortization of goodwill, identifiable intangible assets and other assets.

Selected Financial Data

Chemed Corporation and Subsidiary Companies

(in thousands, except per share data, employee numbers, footnote data, ratios and percentages)	2001	2000	1999
Summary of Operations			
Continuing operations			
Total service revenues and sales	$477,116	$492,393	$445,599
Gross profit	181,639	195,160	174,099
Depreciation	16,109	15,002	12,824
Income/(loss) from operations	(7,306)	33,694	26,714
Income/(loss) from continuing operations	(6,701)	20,727	19,654
Discontinued operations[(a)]	(1,973)	(143)	42
Extraordinary loss on extinguishment of debt	(1,701)	—	—
Cumulative effect of a change in accounting principle	—	—	—
Net income/(loss)	(10,375)	20,584	19,696
Pro forma income from continuing operations[(b)]	11,605	18,466	16,694
Earnings/(loss) per share:			
Income/(loss) from continuing operations	$ (.69)	$ 2.11	$ 1.88
Net income/(loss)	(1.07)	2.09	1.88
Pro forma income from continuing operations[(b)]	1.19	1.88	1.59
Average number of shares outstanding	9,714	9,833	10,470
Diluted earnings/(loss) per share:			
Income/(loss) from continuing operations	$ (.69)	$ 2.09	$ 1.87
Net income/(loss)	(1.07)	2.07	1.87
Pro forma income from continuing operations[(b)]	1.19	1.87	1.59
Average number of shares outstanding	9,714	10,305	10,514
Cash dividends per share	$ .44	$ .40	$ 2.12
Financial Position—Year-End			
Cash, cash equivalents and marketable securities	$ 9,008	$ 10,280	$ 17,382
Working capital	14,943	(472)	13,374
Properties and equipment, at cost less accumulated depreciation	67,588	75,177	71,728
Total assets	396,511	421,375	421,303
Long-term debt	61,037	58,391	78,580
Stockholders' equity	208,283	213,764	212,044
Book value per share	$ 21.18	$ 21.70	$ 20.40
Diluted book value per share	21.50	22.13	20.31
Other Statistics—Continuing Operations			
Net cash provided/(used) by continuing operations	$ 34,417	$ 51,748	$ 27,573
Capital expenditures	15,302	19,235	21,995
Number of employees[(c)]	7,595	7,544	7,770
Number of service and sales representatives	5,715	5,667	5,789
Dividend payout ratio[(d)]	n.a.%	19.1%	112.8%
Debt to total capital ratio	21.6	24.2	29.9
Return on average equity[(d)]	(4.8)	10.0	9.1
Return on average total capital employed[(d)]	(1.5)	8.3	7.7
Current ratio	1.18	1.00	1.14

(a) Discontinued operations include Cadre Computer Resources, discontinued in 2001; National Sanitary Supply Company and The Omnia Group, discontinued in 1997; accrual adjustments in 1997 related to the gain on the sale of Omnicare Inc. ("Omnicare"); Omnicare, discontinued in 1994; accrual adjustments from 1992 through 1996 related to the gain on the sale of DuBois Chemicals Inc. in 1991.

(b) Amounts exclude capital gains on sales of investments and exclude restructuring and similar expenses and other charges in 2001 related primarily to write-offs associated with exiting unprofitable businesses, restructuring long-term incentives, severance costs, and the settlement of overtime pay issues.

(c) Numbers reflect full-time-equivalent employees.

(d) These computations are based on net income and, with respect to return on average capital employed, various related adjustments.

1998	1997	1996	1995	1994	1993	1992
$381,283	$341,729	$301,213	$270,449	$240,994	$136,428	$104,688
144,135	129,082	118,440	103,412	90,189	54,325	44,750
10,649	8,622	7,353	6,505	5,833	3,914	2,854
19,340	19,482	17,481	14,102	10,703	7,388	4,599
19,909	17,077	25,117	11,715	7,027	7,563	8,660
—	13,160	7,211	11,467	36,895	10,266	6,991
—	—	—	—	—	—	—
—	—	—	—	—	1,651	—
19,909	30,237	32,328	23,182	43,922	19,480	15,651
11,964	9,425	7,386	5,833	3,650	3,289	6,761
$ 1.98	$ 1.72	$ 2.56	$ 1.19	$ .71	$ .78	$ .89
1.98	3.04	3.30	2.36	4.47	2.00	1.60
1.19	.95	.75	.59	.37	.34	.69
10,058	9,940	9,801	9,830	9,830	9,756	9,783
$ 1.97	$ 1.71	$ 2.54	$ 1.18	$ .70	$ .76	$ .88
1.97	3.02	3.26	2.33	4.42	1.97	1.59
1.18	.94	.75	.59	.37	.33	.69
10,100	10,014	9,879	9,898	9,907	9,824	9,838
$ 2.12	$ 2.09	$ 2.08	$ 2.06	$ 2.04	$ 2.01	$ 2.00
$ 41,358	$ 70,958	$ 14,028	$ 30,497	$ 24,866	$ 20,133	$ 51,142
33,533	83,103	8,996	7,159	(14,573)	(29,070)	5,574
61,721	53,089	40,661	37,860	35,677	33,873	26,419
429,704	448,838	509,361	476,732	453,801	385,922	363,960
80,407	83,720	158,140	85,317	92,033	97,906	103,580
223,356	228,120	217,891	208,657	186,320	137,151	133,511
$ 21.45	$ 22.64	$ 21.89	$ 21.18	$ 18.89	$ 14.00	$ 13.68
21.36	22.54	21.76	21.06	18.76	13.91	13.62
$ 20,778	$ 23,747	$ 13,519	$ 5,385	$ 13,378	$ 6,029	$ 8,583
21,997	20,117	10,988	9,219	9,606	7,420	3,835
7,671	6,849	5,884	5,278	4,497	2,711	1,726
5,759	5,101	4,315	3,835	3,203	1,832	1,090
107.1%	68.8%	63.0%	87.3%	45.6%	101.0%	125.0%
27.5	28.1	44.6	32.8	36.6	44.2	45.2
8.9	13.8	15.3	11.9	28.4	14.3	11.6
7.7	9.9	10.9	9.3	16.4	9.7	8.7
1.37	1.88	1.10	1.07	.86	.68	1.08

Supplemental Revenue and Profit Statistics by Business Segment

Chemed Corporation and Subsidiary Companies

(in thousands, except percentages and footnote data)

	Continuing Operations			
	Roto-Rooter	Patient Care	Service America	Total
Service Revenues and Sales				
2001	$269,353	$139,208	$ 68,555	$477,116
2000	281,077	137,086	74,230	492,393
1999	242,819	128,880	73,900	445,599
1998	192,050	118,282	70,951	381,283
1997	153,883	121,143	66,703	341,729
1996	140,163	99,565	61,485	301,213
1995	121,999	90,727	57,723	270,449
1994	109,098	69,064	62,832	240,994
1993	95,555	—	40,873	136,428
1992	86,185	—	18,503	104,688
Percent of Total				
2001	57%	29%	14%	100%
1992	82	—	18	100
Operating Profit/(Loss)[a]				
2001	$ 8,477[b]	$ 1,470[b]	$ (952)[b]	$ 8,995
2000	36,637	4,203	1,396	42,236
1999	26,310	5,157[e]	3,679	35,146
1998	19,244[c]	5,104	3,491	27,839
1997	17,256	5,541	3,443	26,240
1996	15,707	5,592	2,503	23,802
1995	13,134[d]	4,923	1,906	19,963
1994	12,071	2,772	3,061	17,904
1993	9,854	—	3,708	13,562
1992	8,626	—	1,841	10,467
Percent of Total				
2001	94%	16%	(10)%	100%
1992	82	—	18	100

(a) Operating profit is total service revenues and sales less operating expenses and includes 100% of all consolidated operations. In computing operating profit, none of the following items has been added or deducted: general corporate expenses, interest expense, and other income—net.

(b) Amounts for 2001 include pretax restructuring and similar expenses and other charges totaling $17,248,000 for Roto-Rooter, $3,178,000 for Patient Care and $2,723,000 for Service America.

(c) Amount includes $752,000 of expenses incurred in connection with pooling-of-interest business combinations in 1998.

(d) Amount includes nonrecurring charges of $538,000 incurred as a result of discussions related to Chemed's proposal to acquire the 42% minority interest in Roto-Rooter.

(e) Amount includes $1,453,000 pretax income from favorable adjustments to prior years' cost reports.

Unaudited Summary of Quarterly Results

Chemed Corporation and Subsidiary Companies

(in thousands, except per share data)

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Continuing Operations					
Total service revenues and sales	$121,200	$120,789	$117,498	$117,629	$477,116
Gross profit	$ 47,753	$ 47,356	$ 45,717	$ 40,813	$181,639
Income/(loss) from operations[(a)]	$ 7,517	$ 6,340	$ 1,568	$ (22,731)	$ (7,306)
Interest expense	(1,486)	(1,466)	(1,373)	(1,099)	(5,424)
Distributions on preferred securities	(277)	(278)	(275)	(283)	(1,113)
Other income—net[(b)]	1,759	845	165	1,011	3,780
Income/(loss) before income taxes[(a,b)]	7,513	5,441	85	(23,102)	(10,063)
Income taxes	(2,899)	(2,111)	7	8,365	3,362
Income/(loss) from continuing operations[(c)]	4,614	3,330	92	(14,737)	(6,701)
Discontinued operations	(104)	(1,869)	—	—	(1,973)
Income/(loss) before extraordinary loss[(c)]	4,510	1,461	92	(14,737)	(8,674)
Extraordinary loss on extinguishment of debt	—	—	—	(1,701)	(1,701)
Net Income/(Loss)[(c)]	$ 4,510	$ 1,461	$ 92	$ (16,438)	$ (10,375)
Earnings Per Share[(c)]					
Income/(loss) from continuing operations	$ .47	$ .34	$ .01	$ (1.52)	$ (.69)
Income/(loss) before extraordinary loss	$ .46	$ .15	$ .01	$ (1.52)	$ (.89)
Net income/(loss)	$ .46	$ .15	$ .01	$ (1.70)	$ (1.07)
Average number of shares outstanding	9,746	9,728	9,690	9,690	9,714
Diluted Earnings Per Share[(c)]					
Income/(loss) from continuing operations	$ .47	$ .34	$ .01	$ (1.52)	$ (.69)
Income/(loss) before extraordinary loss	$ .46	$ .16	$ .01	$ (1.52)	$ (.89)
Net income/(loss)	$ .46	$ .16	$ .01	$ (1.70)	$ (1.07)
Average number of shares outstanding	10,303	10,257	9,798	9,690	9,714

(a) Amounts for the third and fourth quarters and for the year include restructuring and similar expenses and other charges totaling $4,031,000, $26,358,000 and $30,389,000, respectively.
(b) Amounts for the first and second quarters and for the year include pretax gains/(losses) from the sales of investments totaling $1,112,000, $(119,000) and $993,000, respectively.
(c) Amounts for the first quarter and for the year include aftertax gains from the sales of investments totaling $703,000 ($.07 per share). Amounts for the third and fourth quarters and for the year include aftertax restructuring and similar expenses and other charges of $2,420,000 ($.25 per share), $16,589,000 ($1.71 per share) and $19,009,000 ($1.95 per share), respectively.

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Continuing Operations					
Total service revenues and sales	$119,387	$122,956	$121,652	$128,398	$492,393
Gross profit	$ 46,611	$ 48,501	$ 48,739	$ 51,309	$195,160
Income from operations	$ 7,473	$ 9,079	$ 7,948	$ 9,194	$ 33,694
Interest expense	(1,782)	(1,787)	(1,664)	(1,503)	(6,736)
Distributions on preferred securities	(288)	(286)	(282)	(341)	(1,197)
Other income—net[(a)]	2,396	2,792	1,916	605	7,709
Income before income taxes	7,799	9,798	7,918	7,955	33,470
Income taxes	(2,939)	(3,753)	(3,210)	(2,841)	(12,743)
Income from continuing operations[(b)]	4,860	6,045	4,708	5,114	20,727
Discontinued operations	42	68	(73)	(180)	(143)
Net Income[(b)]	$ 4,902	$ 6,113	$ 4,635	$ 4,934	$ 20,584
Earnings Per Share[(b)]					
Income from continuing operations	$ .48	$ .62	$ .48	$ .53	$ 2.11
Net income	$ .49	$ .62	$ .48	$ .51	$ 2.09
Average number of shares outstanding	10,064	9,797	9,742	9,728	9,833
Diluted Earnings Per Share[(b)]					
Income from continuing operations	$ .48	$ .61	$ .48	$ .52	$ 2.09
Net income	$ .48	$ .61	$ .47	$ .50	$ 2.07
Average number of shares outstanding	10,171	10,295	10,253	10,276	10,305

(a) Amounts for the first, second and fourth quarters and for the year include pretax gains from the sales of investments totaling $951,000, $1,711,000, $737,000 and $3,399,000, respectively.
(b) Amounts for the first, second and fourth quarters and for the year include aftertax gains from the sales of investments totaling $677,000 ($.06 per share), $1,122,000 ($.12 per share and $.11 per diluted share), $462,000 ($.05 per share) and $2,261,000 ($.23 per share and $.22 per diluted share), respectively.

Financial Condition

Liquidity and Capital Resources

Significant factors affecting the Company's consolidated cash flows during 2001 and financial position at December 31, 2001, include the following:

- Operations generated cash of $34.4 million;
- Capital expenditures totaled $15.3 million; and
- The Company repaid $46.4 million of long-term debt and refinanced $35.0 million of this debt at lower interest rates.

The restructuring program commenced in the third quarter of 2001 did not significantly impact the Company's cash or liquidity positions since approximately 60% of the charges were noncash impairment charges. Further, substantially all of the cash and noncash charges should generate tax savings in the current year or early in subsequent years.

As a result of the net decline in debt, the ratio of total debt (excluding the Trust Securities) to total capital declined from 24% at December 31, 2000, to 22% at December 31, 2001. The Company's current ratio at December 31, 2001, was 1.2 as compared with 1.0 at December 31, 2000.

The Company had $23.5 million of unused lines of credit with various banks at December 31, 2001.

Cash Flow

The Company's cash flows for 2001 and 2000 are summarized as follows (in millions):

	For the Years Ended December 31, 2001	2000
Cash from operations	$ 34.4	$ 51.8
Capital expenditures	(15.3)	(19.2)
Operating cash excess after capital expenditures	19.1	32.6
Net decrease in long-term debt (excluding ESOP debt)	(11.4)	(17.0)
Cash dividends	(4.4)	(4.0)
Net uses for discontinued operations	(6.3)	(3.7)
Business combinations	(1.5)	(11.5)
Proceeds from sales of investments	1.4	4.3
Purchases of treasury stock	(1.2)	(5.7)
Other—net	3.0	(2.0)
Decrease in cash and cash equivalents	$ (1.3)	$ (7.0)

For 2001, the operating cash excess after capital expenditures was $19.1 million as compared with $32.6 million in 2000. This excess was available to fund debt repayment, business combinations and dividend requirements.

Commitments and Contingencies

In connection with the sale of DuBois Chemicals Inc. ("DuBois") in 1991, the Company provided allowances and accruals relating to several long-term costs, including income tax matters, lease commitments and environmental costs. Also, in conjunction with the sales of The Omnia Group and National Sanitary Supply Company in 1997 and the sale of Cadre Computer in 2001, the Company provided long-term allowances and accruals relating to costs of severance arrangements, lease commitments and income tax matters. In the aggregate, the Company believes these allowances and accruals are adequate as of December 31, 2001.

Based on a recent review of Chemed's environmental-related liabilities under the DuBois sale agreement, the Company has estimated its remaining liability to be $2.1 million. As of December 31, 2001, the Company is contingently liable for additional cleanup and related costs up to a maximum of $18.0 million, for which no provision has been recorded.

The Company's various loan agreements and guarantees of indebtedness contain certain restrictive covenants; however, management believes that such covenants will not adversely affect the operations of the Company. Under the most restrictive of these covenants, the Company projects that it can incur additional debt of approximately $61 million as of December 31, 2001.

Since 1991, the Company has carried an investment in the mandatorily redeemable preferred stock ($27 million par value; $27.2 million carrying and redemption values) of Vitas Healthcare Corporation ("Vitas"), a privately held provider of hospice services to the terminally ill. During the past several fiscal years, Vitas has increased its net income. During 2001, Vitas and the Company agreed to extend the redemption dates on the preferred stock to December 31, 2007, to facilitate Vitas' pursuit of long-term financing alternatives. In exchange for this extension, Vitas extended the maturity of the Vitas common stock warrants held by the Company (Warrants A & B) and issued to the Company a third warrant (Warrant C) for the purchase of approximately 1,636,000 shares of Vitas common stock at a price of $5.50 per share. Warrant C is carried at its estimated fair value of $2,601,000.

During 2001, Vitas made timely payment of its preferred dividends. In addition, Vitas made timely payment of the fourth quarter preferred dividend due in January 2002. On the basis of information currently available, management believes its investment in Vitas is fully recoverable and that no impairment exists.

Summarized below are the combined required long-term debt payments and minimum lease obligations for each of the next five years subsequent to December 31, 2001 (in thousands):

	Long-Term Debt Payments	Minimum Lease Payments	Total
2002	$ 353	$10,144	$10,497
2003	35,435	8,789	44,224
2004	334	7,024	7,358
2005	5,070	6,195	11,265
2006	5,073	2,721	7,794

Based on recent projections and historical cash flows, management anticipates that the Company will satisfy these obligations from internally generated resources and minimal additional outside borrowings.

Additionally, it is management's opinion that the Company has no long-range commitments that would have a significant impact on its liquidity, financial condition or the results of its operations. Due to the nature of the environmental liabilities, it is not possible to forecast the timing of the cash payments for these potential liabilities. Based on the Company's available credit lines, sources of borrowing and liquid investments, management believes its sources of capital and liquidity are satisfactory for the Company's needs for the foreseeable future.

Results of Operations

Set forth below by business segment are the increase/(decrease) in service revenues and sales and the aftertax earnings margin:

	Percent Increase/(Decrease) in Service Revenues and Sales	
	2001 vs. 2000	2000 vs. 1999
Roto-Rooter	(4)%	16%
Patient Care	2	6
Service America	(8)	—
Total	(3)	11

	Aftertax Earnings/(Loss) as a Percent of Service Revenues and Sales (Aftertax Margin)			
	2001		2000	1999
	Reported	Pro Forma(a)		
Roto-Rooter	1.3%	5.1%	7.1%	6.0%
Patient Care	.4	1.9	1.5	2.5
Service America	(1.0)	1.4	1.4	3.2
Total	.7	3.6	4.7	4.5

(a) Pro forma amounts exclude aftertax restructuring and similar expenses and other charges of $10,415,000 for Roto-Rooter, $2,066,000 for Patient Care and $1,672,000 for Service America (combined segment total of $14,153,000).

2001 Versus 2000

The Roto-Rooter segment recorded service revenues and sales of $269,353,000 during 2001, a decline of 4% versus revenues of $281,077,000 in 2000. This decline was attributable primarily to Roto-Rooter's plumbing and HVAC (heating, ventilating and air conditioning) businesses, which recorded revenue declines of 5% and 26%, respectively, for 2001. Additionally, drain cleaning revenues declined 1% in 2001. The plumbing and drain cleaning declines are attributable to lower job counts, partially offset by higher prices. The aftertax margin of the Roto-Rooter segment declined from 7.1% in 2000 to 1.3% in 2001, primarily as a result of incurring $10,415,000 of aftertax restructuring and similar expenses and other charges in 2001. These charges included the aftertax cost of exiting HVAC and non-Roto-Rooter-branded plumbing businesses ($6,765,000), the resolution of overtime pay issues with the U.S. Department of Labor ($1,656,000), unfavorable adjustments to casualty insurance accruals related to adverse claims experience ($839,000), charges for accelerating the vesting of restricted stock awards ($546,000), impairment of fixed assets ($182,000), severance ($72,000) and other nonrecurring charges (combined total of $355,000). Excluding these charges, the pro forma aftertax margin for 2001 was 5.1% versus 7.1% for 2000. The remaining decline in aftertax margin is primarily attributable to a lower gross profit margin resulting from higher labor costs and higher insurance costs.

Revenues of the Patient Care segment increased 2% from $137,086,000 in 2000 to $139,208,000 in 2001. Excluding an unfavorable adjustment to prior years' cost reports in 2001, revenues for this segment increased 3% versus revenues for 2000. The aftertax margin of this segment declined from 1.5% in 2000 to .4% in 2001, as a result of incurring $2,066,000 of aftertax restructuring and similar expenses and other charges in 2001. These charges included the cost of the unfavorable adjustment to prior years' cost reports ($967,000), the write-down of impaired property and equipment ($597,000), severance ($274,000), the cost of accelerating the vesting of restricted stock awards ($34,000) and other costs ($194,000). On a pro forma basis, excluding restructuring and similar expenses and other charges, the aftertax margin for 2001 was 1.9% versus 1.5% for 2000. The higher aftertax margin in 2001 is due primarily to a higher gross margin.

The Service America segment recorded total revenues of $68,555,000 during 2001, a decline of 8% versus 2000's revenues of $74,230,000. Retail sales of Service America for 2001, which accounted for approximately 25% of total revenues, declined 10% versus retail sales for 2000. Similarly, revenues from service contracts for 2001 declined 7% versus such revenues for 2000. This decline is largely the result of insufficient new service contracts to offset the expiration of existing service contracts. The aftertax margin of this segment declined from 1.4% in 2000 to (1.0)% in 2001, primarily due to aftertax restructuring and similar expenses and other charges of $1,672,000 in 2001. These charges included the cost of closing the Tucson branch ($707,000), severance costs ($489,000), property and equipment impairment ($100,000), the cost of accelerating the vesting of restricted stock awards ($87,000) and other costs ($289,000). Excluding restructuring and similar expenses and other charges, the pro forma aftertax margin for 2001 was 1.4%, the same as reported in 2000.

Income/(loss) from operations declined from income of $33,694,000 in 2000 to a loss of $7,306,000 in 2001. This primarily resulted from restructuring and similar expenses and other charges totaling $30,389,000 in 2001 and a decline in operating profit of the Roto-Rooter segment (excluding restructuring and similar expenses and other charges) in 2001.

EBITDA (earnings before interest, taxes, depreciation and amortization excluding capital gains) were $30,608,000 in 2001, a decline of 48% versus EBITDA for 2000. On a pro forma basis, excluding restructuring and similar expenses and other charges, EBITDA for 2001 were $48,042,000, a decline of 19% versus EBITDA for 2000.

Interest expense for 2001 totaled $5,424,000 versus expense of $6,736,000 recorded in 2000. This decline is primarily attributable to lower debt levels in 2001.

Other income declined from $7,709,000 in 2000 to $3,780,000 in 2001, primarily as a result of lower gains on the sales of investments in 2001. Unrealized losses on investments held in deferred compensation trusts in 2001 versus gains in 2000 also contributed to this decline.

The Company's effective income tax rate was 33.4% in 2001 as compared with 38.1% in 2000. The lower effective rate in 2001 is largely due to the impact of nondeductible goodwill amortization on taxable income.

Income/(loss) from continuing operations declined from income of $20,727,000 ($2.11 per share or $2.09 per diluted share) in 2000 to a loss of $6,701,000 ($.69 per share) in 2001, largely as a result of aftertax restructuring and similar expenses and other charges of $19,009,000 and of lower operating profit from the Roto-Rooter segment. On a pro forma basis, excluding restructuring and similar expenses and other charges in 2001 and gains on the sales of investments in both periods, income from continuing operations in 2001 was $11,605,000 ($1.19 per share) versus $18,466,000 ($1.88 per share or $1.87 per diluted share) in 2000. The chart below reconciles net income/(loss) to pro forma income from continuing operations (in thousands):

	For the Years Ended December 31,	
	2001	2000
Net income/(loss)	$(10,375)	$ 20,584
Add restructuring and similar expenses and other charges	19,009	—
Add loss from discontinued operations	1,973	143
Add extraordinary loss on extinguishment of debt	1,701	—
Deduct gains on sales of investments	(703)	(2,261)
Pro forma income from continuing operations	$ 11,605	$ 18,466

Net income/(loss) declined from income of $20,584,000 ($2.09 per share or $2.07 per diluted share) in 2000 to a loss of $10,375,000 ($1.07 per share) in 2001. The net loss for 2001 included restructuring and similar expenses and other charges of $19,009,000 ($1.95 per share), a loss from discontinued operations of $1,973,000 ($.20 per share), an extraordinary loss from extinguishment of debt of $1,701,000 ($.18 per share) and gains on the sales of investments of $703,000 ($.07 per share). For 2000, net income of $20,584,000 included gains on the sales of investments of $2,261,000 ($.23 per share or $.22 per diluted share) and a loss from discontinued operations of $143,000 ($.02 per share).

2000 Versus 1999

The Roto-Rooter segment recorded service revenues and sales of $281,077,000 during 2000, an increase of 16% versus revenues of $242,819,000 in 1999. This growth was attributable primarily to Roto-Rooter's plumbing and sewer and drain cleaning businesses, which recorded revenue increases of 15% and 22%, respectively, for 2000. Excluding businesses acquired in 2000 and 1999, this segment's total revenues and net income for 2000 increased 11% and 37%, respectively, versus amounts recorded in 1999. Including acquisitions, Roto-Rooter recorded a 38% increase in aftertax earnings for 2000. The aftertax margin of this segment increased 1.1 percentage points, primarily due to the favorable impact of pricing increases on the gross profit margin.

Revenues of the Patient Care segment increased 6% from $128,880,000 in 1999 to $137,086,000 in 2000. Higher labor costs, as a percent of revenues, are primarily responsible for the decline in the aftertax margin from 2.5% in 1999 to 1.5% in 2000.

The Service America segment recorded total revenues of $74,230,000 during 2000, essentially the same level as 1999's revenues of $73,900,000. Retail sales of Service America for 2000, which accounted for approximately 26% of total revenues, increased 17% versus retail sales for 1999. As anticipated, revenues from repair service contracts for 2000 declined 4% versus revenues in 1999. For 2000, aftertax earnings declined 55%, and the aftertax margin declined 1.8 percentage points in 2000 as compared with 1999 results. The reasons for these declines were higher medical and casualty insurance costs and higher fuel costs incurred in 2000.

Income from operations increased from $26,714,000 in 1999 to $33,694,000 in 2000, as a result of significantly higher operating profit recorded by Roto-Rooter during 2000.

Also reflecting a strong operational performance by Roto-Rooter in 2000, earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding capital gains and acquisition expenses, totaled $59,187,000 in 2000, an increase of 14% versus EBITDA for 1999.

Interest expense for 2000 totaled $6,736,000 versus expense of $6,858,000 recorded in 1999.

Other income declined from $11,027,000 in 1999 to $7,709,000 in 2000, primarily as a result of lower gains on the sales of investments and lower gains on assets held in deferred compensation trusts in 2000.

The Company's effective income tax rate was 38.1% in 2000 as compared with 36.4% in 1999. The lower effective rate in 1999 was largely attributable to adjustments recorded during 1999 from the finalization of federal income tax audits for prior years.

Net income increased 5% from $19,696,000 ($1.88 per share or $1.87 per diluted share) in 1999 to $20,584,000 ($2.09 per share or $2.07 per diluted share) in 2000. Excluding discontinued operations of $(143,000) in 2000 and $42,000 in 1999 and aftertax realized investment gains of $2,261,000 in 2000 and $2,960,000 in 1999, earnings per share increased 18% from $1.59 per share to $1.88 per share in 2000. Similarly, diluted earnings per share excluding discontinued operations and investment gains increased 18% from $1.59 per share in 1999 to $1.87 per share in 2000.

Critical Accounting Policies

As a result of self-insuring for casualty insurance claims, the Company must closely monitor and continually evaluate its historical claims experience to estimate the appropriate level of accrual for incurred claims. Management consults with insurance professionals annually to ensure that appropriate development factors are applied to claims experience to calculate period-to-period accrual adjustments. Although significant fluctuations may occur in the short term, the Company's experience indicates that its methodology provides reasonable expense estimates in the long run.

Also, equity investments with readily determinable fair values are recorded at their fair values. Other equity investments are recorded at cost, subject to write-down for impairment. The Company regularly reviews its investments for impairment.

Lastly, the Company periodically makes an estimation and valuation of the future benefits of its long-lived assets based on key financial indicators. If the projected undiscounted cash flows of a major business unit indicate that property and equipment, goodwill or identifiable intangible assets have been impaired, a write-down to fair value is made.

Accounting for Business Combinations and Intangible Assets

In June 2001, the Financial Accounting Standards Board approved the issuance of Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations, and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. For Chemed, these statements will generally become effective January 1, 2002, although business combinations initiated after June 30, 2001, are subject to the non-amortization and purchase accounting provisions.

Specifically, SFAS 142 stipulates that goodwill is no longer subject to amortization, but must be evaluated annually for impairment beginning January 1, 2002. The first evaluation must be completed by June 30, 2002.

Chemed estimates that the non-amortization provision will increase its diluted earnings per share by approximately $.45 per share in 2002. The assessment of goodwill for impairment is a complex issue in which a company must determine, among other things, the fair value of each defined component of its operating segments. It is, therefore, not possible at this time to predict the impact, if any, which the impairment assessment provisions of SFAS 142 will have on Chemed's financial statements.

Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board approved the issuance of Statement of Financial Accounting Standards No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations. This statement becomes effective for fiscal years beginning after June 15, 2002, and requires all entities to recognize legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction or development and/or normal operation of a long-lived asset.

Since the Company has no material asset retirement obligations, the adoption of SFAS 143 in 2003 will not have a material impact on Chemed's financial statements.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board approved the issuance of Statement of Financial Accounting Standards No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. This statement becomes effective for fiscal years beginning after December 15, 2001, and modifies accounting for impairment of long-lived assets to be held and used, disposed of by sale or otherwise disposed. It is currently anticipated that adoption of SFAS 144 in 2002 will not materially impact the Company's financial statements.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information

In addition to historical information, this report contains forward-looking statements and performance trends that are subject to certain known and unknown risks, uncertainties, contingencies and other factors. Such forward-looking statements and trends include, but are not limited to, those relating to the leveraging of costs, the impact of laws and regulations on Company operations, the recoverability of deferred tax assets and other factors. Any or all of these factors could cause actual results to differ materially from these statements and trends. The Company's ability to deal with the unknown outcomes of these events, many of which are beyond the control of the Company, may affect the reliability of its projections and other financial matters.

Corporate Officers and Directors

Corporate Officers

Edward L. Hutton
Chairman

Kevin J. McNamara
President & Chief Executive Officer

Timothy S. O'Toole
Executive Vice President & Treasurer

Sandra E. Laney
Executive Vice President &
Chief Administrative Officer

Spencer S. Lee
Executive Vice President

Arthur V. Tucker, Jr.
Vice President & Controller

Naomi C. Dallob
Vice President & Secretary

Thomas C. Hutton
Vice President

David J. Lohbeck
Vice President

John M. Mount
Vice President

David G. Sparks
Vice President

Directors

Edward L. Hutton
Chairman, Chemed Corporation

Kevin J. McNamara
President & Chief Executive Officer,
Chemed Corporation

Rick L. Arquilla
President & Chief Operating Officer,
Roto-Rooter Services Company

Charles H. Erhart, Jr.
Former President, W.R. Grace & Co.
(retired)

Joel F. Gemunder
President, Omnicare Inc.

Patrick P. Grace
President & Chief Executive Officer,
Kingdom Group LLC

Thomas C. Hutton
Vice President, Chemed Corporation

Walter L. Krebs
Former Senior Vice President–Finance,
Chief Financial Officer & Treasurer,
Service America Systems Inc. (retired)

Sandra E. Laney
Executive Vice President &
Chief Administrative Officer,
Chemed Corporation

Spencer S. Lee
Executive Vice President,
Chemed Corporation; Chairman
& Chief Executive Officer,
Roto-Rooter Inc.

John M. Mount
Vice President, Chemed Corporation;
President & Chief Executive Officer,
Service America Systems Inc.

Timothy S. O'Toole
Executive Vice President & Treasurer,
Chemed Corporation; Chairman &
Chief Executive Officer, Patient Care Inc.

Donald E. Saunders
Markley Visiting Professor
School of Business
Department of Marketing
Miami University (Ohio)

George J. Walsh III
Partner, Gould & Wilkie LLP
(Law Firm, New York, New York)

Corporate Information

Corporate Headquarters

Chemed Corporation
2600 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202-4726
513-762-6900
www.chemed.com

Transfer Agents & Registrars

Individuals of record needing address changes, account balances, account consolidations, replacement of lost certificates or lost checks, dividend reinvestment plan statements or cost-basis data, 1099s, or assistance with other administrative matters relating to Chemed Capital Stock and Convertible Trust Preferred Securities should direct their inquiries to the designated transfer agent listed below.

Chemed Capital Stock Transfer Agent & Registrar:
Wells Fargo Bank Minnesota, N.A., Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854
Telephone: 800-468-9716 (toll-free)
E-mail: stocktransfer@WellsFargo.com
Web site: www.wellsfargo.com/shareownerservices

All questions relating to administration of Chemed Capital Stock must be handled by Wells Fargo.

Convertible Trust Preferred Securities Transfer Agent & Registrar:
U.S. Bank, N.A.
Corporate Trust Services
1555 North RiverCenter Drive, Suite 301
Milwaukee, Wisconsin 53212
Telephone: 800-637-7549 (toll-free)
Web site: www.firstarcorporatetrust.com

All questions relating to administration of Convertible Trust Preferred Securities must be handled by U.S. Bank.

Corporate Inquiries

Questions concerning company operations and financial results should be directed to Timothy S. O'Toole, Executive Vice President & Treasurer, at Chemed corporate headquarters by writing or by calling 800-2CHEMED (800-224-3633) or 513-762-6702.

Annual and quarterly reports, press releases, and other printed materials may be obtained from Chemed Investor Relations by writing or by calling 800-2CHEMED (800-224-3633) or 513-762-6463. Printed materials may also be viewed and downloaded from Chemed's Web site at www.chemed.com.

Independent Accountants

PricewaterhouseCoopers LLP
Cincinnati, Ohio

Form 10-K

Additional information about Chemed is available in the Annual Report on Form 10-K. Chemed Investor Relations will furnish copies without charge.

Dividend Reinvestment Plan for Holders of 25 or More Shares

The Chemed Automatic Dividend Reinvestment Plan is available to Chemed shareholders of record owning a minimum of 25 shares of Chemed Capital Stock. A plan brochure, including fee schedule, and enrollment information are available from the Dividend Reinvestment Agent, Wells Fargo Bank Minnesota, N.A., at the address listed above. Convertible Trust Preferred Securities are not eligible to participate in this Plan.

Annual Meeting

The Annual Meeting of Shareholders of Chemed Capital Stock will be held on Monday, May 20, 2002, at 2 p.m. in the Grand Ballroom of The Phoenix Club, 812 Race Street, Cincinnati, Ohio.

Number of Shareholders

The approximate number of shareholders of record of Chemed Capital Stock was 3,686 on December 31, 2001. (This number does not include shareholders with shares held under beneficial ownership or within clearinghouse positions of brokerage firms and banks nor holders of preferred securities.)

Stock Exchange Listings

Chemed Capital Stock is listed on the New York Stock Exchange under the ticker symbol CHE. Chemed Convertible Trust Preferred Securities are listed on the NASDAQ Over-the-Counter Bulletin Board under the symbol CHEQP.

Capital Stock & Dividend Data

The high and low closing prices for Chemed Capital Stock, as obtained from the New York Stock Exchange Web site for 2001 and as reported in *The Wall Street Journal* for 2000, and dividends per share paid by quarter during these years are:

	Closing		Dividends
	High	Low	Paid
2001			
First Quarter	$39.00	$33.00	$.11
Second Quarter	38.50	30.90	.11
Third Quarter	36.10	26.70	.11
Fourth Quarter	34.00	27.75	.11
2000			
First Quarter	$31.44	$27.00	$.10
Second Quarter	31.19	27.50	.10
Third Quarter	32.31	27.75	.10
Fourth Quarter	36.56	30.94	.10

Chemed Corporation
2600 Chemed Center
255 East Fifth Street
Cincinnati, Ohio 45202-4726

Visit our company Web sites at www.chemed.com, www.rotorooter.com, www.serviceamerica.com, and www.patientcare.com.

Printed on recycled paper